Bay State Bancorp, Inc.

2002 ANNUAL REPORT

Company Profile

Bay State Bancorp, Inc. was organized in October of 1997 at the direction of the Board of Directors of the Bay State Federal Savings Bank. The Company was formed for the purpose of acquiring all of the capital stock to be issued by the Bay State Federal Savings Bank in its conversion from a federally-chartered mutual savings bank to a federally-chartered stock saving bank. Upon consummation of the Conversion on March 27, 1998, the Company had $295 million in assets and $64 million in capital and then commenced conducting business as a unitary savings and loan holding company regulated by the Office of Thrift Supervision. As of March 31, 2002, the Company had $529 million in assets and $55 million in capital. The Bank currently operates six banking offices located in the communities of Brookline, Boston, Dedham, Norwood, Walpole and Westwood.



Back row left to right: Mr. Kent T. Spellman, *Director;* Mrs. Denise M. Renaghan, *Director;* Mr. Robert B. Cleary, *Director;* Mr. Richard F. McBride, *Director. Front row left to right:* Mr. Leo F. Grace, *Director;* Mr. John F. Murphy, *Chairman;* Mr. Richard F. Hughes, *Director.*



From left to right: Philip R. McNulty, *SVP & CLO;* Denise M. Renaghan, *EVP & COO;* Michael O. Gilles, *SVP & CFO;* John F. Murphy, *Chairman, Pres. & CEO;* Anthony F. Caruso, *SVP, Retail.*

Locations:

NORFOLK COUNTY

Executive Office and Main Branch
1299 Beacon Street
Brookline, Massachusetts 02446

Administrative Offices
1309 Beacon Street
Brookline, Massachusetts 02446

DEDHAM Branch Office
Providence Highway (Route 1)
Dedham, Massachusetts 02026

NORWOOD Branch Office
61 Lenox Street
Norwood, Massachusetts 02062

WALPOLE Branch Office
931 Main Street
Walpole, Massachusetts 02081



WESTWOOD Branch Office
705 High Street
Westwood, Massachusetts 02090

SUFFOLK COUNTY

BOSTON Branch Office
184 Massachusetts Avenue
Boston, Massachusetts 02115

Financial Highlights

On March 27, 1998, Bay State Bancorp, Inc., became a savings and loan holding company by its acquisition of Bay State Federal Savings Bank ("the Bank") in connection with its completion of the conversion of the Bank from a federally-chartered mutual savings bank to a federally-chartered stock savings bank. Prior to the conversion, the company had no significant assets, liabilities or operations. Accordingly the results of operations and other financial data are presented on a consolidated basis, with the exception of selected operating data for for the year ended March 31, 1998, which is for the Bank.

At March 31 (in thousands)	2002	2001	2000	1999	1998
SELECTED FINANCIAL DATA:					
Assets	**$528,715**	$491,857	$460,137	$359,404	$295,291
Loans, net	**445,547**	417,704	393,093	304,372	224,928
Investments	**41,320**	34,806	32,939	31,875	56,795
Mortgage loans held for sale	**813**	—	—	321	822
Deposits	**328,626**	273,263	247,344	218,955	209,956
FHLB advances	**137,143**	158,139	147,527	77,119	20,000
Stockholders' equity	**55,031**	53,760	52,630	60,298	63,574
Allowance for loan losses	**4,535**	4,258	3,915	3,027	2,513
Non-performing loans	**109**	368	1,224	1,964	2,279
Non-performing assets	**109**	368	1,286	1,964	2,279

For the Year Ended March 31 (in thousands)	2002	2001	2000	1999	1998
SELECTED OPERATING DATA:					
Interest income	**$ 38,049**	$ 37,220	$ 30,973	$ 23,426	$ 19,249
Interest expense	**17,734**	21,185	16,355	10,758	10,200
Net interest income	**20,315**	16,035	14,618	12,668	9,049
Provision for loan losses	**312**	460	875	617	856
Net interest income after provision for loan losses	**20,003**	15,575	13,743	12,051	8,193
Total noninterest income	**1,463**	833	1,106	431	313
Total noninterest expense	**12,094**	10,467	10,612	8,706	11,008
Income before income taxes	**9,372**	5,941	4,237	3,776	(2,502)
Income taxes (benefit)	**3,737**	2,329	1,482	1,542	(751)
Net income (loss)	**$ 5,635**	$ 3,612	$ 2,755	$ 2,234	$ (1,751)
PER SHARE DATA:					
Book value per share	**$ 35.65**	$ 32.77	$ 29.06	$ 26.88	$ 27.02
Basic earnings	**$ 3.58**	$ 2.08	$ 1.34	$ 0.97	N/A
Diluted earnings	**$ 3.36**	$ 2.02	$ 1.34	$ 0.95	N/A
Dividends paid	**$ 0.66**	$ 0.44	$ 0.28	$ 0.05	N/A

Message to Our Shareholders:

September 11, 2001 is a date none of us will ever forget. Our Country was devastated by the events of that day and its profound impact on all of us both personally and professionally. The United States of America has emerged a stronger nation but without a number of our business associates, and, more importantly, friends who are no longer with us as a result of the cowardly terrorist acts of that day. Our colleagues at Sandler O'Neill & Partners, L.P. and Keefe, Bruyette & Woods will never see the results of the faith they had in the future of our Company. To all the family and friends of those so tragically lost on that day, our thoughts and prayers are with you forever.

Last year we reported to you a record year as we completed our third year as a public company. Once again we are pleased to inform you that we have far surpassed those results and recognized unprecedented performance for the fourth consecutive year. When we converted to a public company in 1998, we had developed strategic goals as part of our five year plan. We are proud to report to you that we have achieved many of those goals one year ahead of schedule. In particular a pivotal benchmark was to achieve a double-digit return on equity in the fifth year. Therefore, it is with great pride we announce the return on equity for the fiscal year was 10.50%. This and all the accomplishments we highlight for you in this letter, is indicative of the effort put forth by all the members of the Bay State team. We thank them for their loyalty and dedication.


Total Assets
(in millions)
$600
500
400
300
200
100
0
359
460
492
529
'99
'00
'01
'02

PERFORMANCE HIGHLIGHTS

For the fiscal year ended March 31, 2002, the Company reported net income of $5.6 million, or $3.36 per share, on a fully diluted basis. This represents an increase of 56% over the net income of $3.6 million, and a 66% increase over the $2.02 fully diluted earnings per share for the prior period, respectively. Total assets grew 7.0% to $529 million compared to $492 million last year.

The increase in net income was primarily driven by the improvement in our net interest margin to 4.28% for the fiscal year, up from 3.55% in the previous year. During a year of declining interest rates, we were able to increase our margin by concentrating on real estate lending funded by our increasing deposit base, specifically the lower costing core accounts. Also, we were quick to protect the yield and return on our assets by establishing floor rates on various lending products. We were able to ensure profitable returns on various lines of business, without sacrificing profitability for growth and we were still able to increase our origination volume.


Net Income
(in millions)
$6.0
4.5
3.0
1.5
0
2.2
2.6
3.6
5.6
'99
'00
'01
'02

Our asset growth strategy remained on loans and we maintained our focus to diversify the portfolio mix from traditional residential toward multi-family and commercial real estate loans. With this concentration and record origination levels of $201 million during the fiscal year, we were able to further improve our desired asset mix. At March 31, 2002, residential loans represented 44% of the portfolio compared to 51% last year, while multi-family and commercial real estate loans represented 49% of the portfolio compared to 44% for the same period last year. As we grow the portfolio, we continue to adhere to our strict underwriting criteria. The results are evident as our non-performing loans total only $109,000 representing .02% of the loan portfolio which compared favorably to the industry average at the end of the fiscal year.

We believe our finest accomplishment of the year has been the generation of our deposit growth. During the fiscal period we grew deposits $55 million, or 20%, all in core deposits, which represents 64% of total deposits at year-end. This increase not only allowed us to fund all of our asset growth, but it also enabled us to reduce the level of Federal Home Loan Bank advances by $21 million, or 13%. The success of the deposit growth was the direct result of the investment we made in our retail products. Over the past few years we expended considerable development dollars to enhance our existing product base. We introduced new products, alternative investment services, small business deposit products, commercial services and delivery channels such as home banking, online bill pay, and debit cards. The Company has also spent a great deal of time and effort developing a more sales-oriented culture amongst our associates. Our internal motto of "just ask for the business" is a critical key to the success we had in expanding customer relationships, and, more importantly, attracting new business.

These sales efforts were aided by the uncertainty of the financial markets as investors searched for a safe haven to secure their financial assets. Also, we continue to experience ongoing customer migration from larger commercial banks to more personal service-oriented community banks like Bay State Federal Bank.

CAPITAL STRATEGY

The Company continued to aggressively manage its capital levels by remaining an active buyer of the Company stock at levels that were accretive to earnings per share. During the year, we bought back 144,777 shares at an average price of $34.08.

The dividend has also remained an important part of the capital management strategy and a means to increase returns to our loyal shareholders. We have shared the good fortune of the Company by increasing our dividend twice during the year to its current level of $0.22 per share for the quarter. The Company has a targeted payout ratio of 20% to 30% and will continue to perceive dividends as a method to reward shareholders and prudently manage capital.

The financial markets have certainly recognized the Company's outstanding performance and success as the market price of the stock has increased 46% from $28.90 at March 31, 2001 to $42.15 at March 31, 2002. While we certainly can't predict the future price appreciation of our stock, we certainly appreciate the recognition and faith you, our shareholders, have shown in our Company and management.

Loans
(in millions)


$30.8
Other
$117.3
Commercial Real Estate
$199.7
Residential
and Home Equity
$102.1
Multi-Family
Residential

Diluted Earnings Per Share


$4
3
2
1
0
0.95
1.34
2.02
3.36
'99
'00
'01
'02

Return on Equity


12%
10
8
6
4
2
0
3.58
4.82
6.74
10.50
'99
'00
'01
'02

THE ECONOMY


Deposits
(in millions)
$18.0
Demand Deposits
$117.4
Certificates of Deposit
$190.6
Core Deposits

The economic environment continues to provide challenges for our Company. Increasing unemployment rates, while troubling, have not presented any asset quality problems. Current indications are that rates will remain stable for the near future, unemployment rates continue to rise and other economic indicators seem to be mixed and uncertain as to whether the recession has ended and the recovery has begun. While we are not predictors of future economic conditions, we have managed and will continue to manage the Company prudently during these uncertain economic times.

LOOKING AHEAD

The strategic plan established upon our conversion to a public company has certainly proven to be a successful one. Therefore, our future strategic focus will be to continue along that path and build upon our strengths that have proven to be most successful. We will continue to focus on our core deposit growth, multi-family and commercial real estate lending and development of new products and services that fit the needs of our existing and expanding customer base. We will do this by steadily building on our current infrastructure and emphasizing efficiency through the utilization of technology. We shall remain attentive to the competitive environment and aggressively market our products and services to the community. The key is customer relationships. It is our objective to know our customer, be responsive to their needs, make quick and sound decisions, maintain a strong commitment to our community, and above all, "just as for the business."

THE BAY STATE FEDERAL SAVINGS CHARITABLE FOUNDATION

The Bay State Federal Savings Charitable Foundation continues to be a source of pride for our Company. In the past fiscal period, the Foundation distributed in excess of $400,000 in grants and donations to a variety of local and national organizations. During the tragedy of September 11th, the Foundation stepped up and created a matching donation program and raised almost a quarter of a million dollars for the various charities benefiting the families of the victims. Our funds were matched through the generous communities we serve. We thank you again for your support and kindness during this most unfortunate event.

As we look forward, the future of the Foundation looks even brighter as it directly benefits from the increase in stock price and the resulting appreciation in funds available to distribute to so many worthwhile and deserving charities.

In closing, we thank our stockholders for the confidence displayed in our Directors, Management and all our Associates; to our customers, we are thankful for the opportunity to offer the products and services you so well deserve; to our Board of Directors, we extend deep appreciation for your guidance and support of our endeavors; and, most importantly, to our Associates, we extend heartfelt gratitude for your passion in "Asking for the Business."



JOHN F. MURPHY

Chairman, President &
Chief Executive Officer

DENISE M. RENAGHAN

Executive Vice President &
Chief Operating Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2002

Commission File Number: 1-13691

BAY STATE BANCORP, INC.

(Exact name of registrant as specified in its charter)

Delaware	**04-3398630**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1299 Beacon Street, Brookline, Massachusetts 02446

(Address of Principal Executive Offices)

Registrant's telephone number, including area code (617) 739-9500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:
Common Stock, par value $.01 per share	**American Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

As of May 31, 2002, there were issued and outstanding 1,650,291 shares of the registrant's common stock. The common stock is listed for trading on the American Stock Exchange under the symbol "BYS." Based on the closing price on May 31, 2002 the aggregate value of the common stock outstanding held by the nonaffiliates of the registrant was $69.3 million. For purposes of this disclosure, shares of common stock held by certain officers and directors of the registrant have been excluded in that such persons may be deemed to be "affiliates" as that term is defined under the rules and regulations promulgated under the Securities Act of 1933, as amended.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

INDEX

Item 1. Business

This Form 10-K contains forward looking statements that are based on assumptions and describe future plans, strategies, and expectations of Bay State Bancorp, Inc. (the "Company). These forward looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of the Company and the subsidiaries include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S Treasury and the Federal Reserve Board, the quality and composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area, changes in real estate market values in the Company's market area and changes in relevant accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward looking statements and undue reliance should not be placed on such statements. Except as required by applicable law and regulation, the Company does not undertake—and specifically disclaims any obligation—to publicly release the result of any revisions which may be made to any forward looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

General

The Company was incorporated under Delaware law in October 1997. The Company was formed to acquire Bay State Federal Savings Bank, Brookline, Massachusetts (the "Bank") and its subsidiaries as part of the Bank's conversion from the mutual to stock form of organization (the "Conversion"). The Company is a savings and loan holding company and is subject to regulation by the Office of Thrift Supervision ("OTS"). The Company has no significant assets, other than all of the outstanding shares of the Bank and some investment securities, and no significant liabilities. Management of the Company and the Bank are substantially similar and the Company neither owns nor leases any property, but instead utilizes the premises, equipment and furniture of the Bank. Accordingly, the information set forth in this report, including the consolidated financial statements and related data, relates primarily to the Bank. At March 31, 2002, the Company had total assets of $528.7 million, total deposits of $328.6 million and total stockholders' equity of $55.0 million.

The reporting entity is Bay State Bancorp, Inc. and its wholly owned subsidiaries, Bay State Funding Corporation and Bay State Federal Savings Bank, and the Bank's wholly owned subsidiaries: BSF Service Corporation, Bay State Federal Savings Securities Corporation and Bay Leaf Securities Corporation. All of the Bank's subsidiaries and Bay State Funding Corporation are incorporated under Massachusetts law.

The Bank was organized in 1920 as a state-chartered mutual co-operative bank under the name Coolidge Corner Co-operative Bank. In 1936, the Bank converted to a federally chartered mutual savings and loan association and changed its name to Brookline Federal Savings and Loan Association. In 1960, the Bank changed its name to Bay State Federal Savings and Loan Association and, in 1983, changed its name again to Bay State Federal Savings Bank. In February 1997, the Bank merged with Union Federal Savings Bank, which at the time of the merger had $38.2 million of total assets, $35.5 million of deposits and $2.7 million of retained earnings and operated two branches located in Boston and Westwood, Massachusetts.

The Bank's principal business has been and continues to be attracting retail deposits from the general public in the areas surrounding its branch offices and investing those deposits, together with funds generated from operations and borrowings, primarily in adjustable-rate and shorter-term fixed-rate one- to four-family residential mortgage loans, multi-family and commercial real estate. To a lesser extent, the Bank invests in construction, land and development, commercial and consumer loans. The Bank originates loans for investment and to a lesser extent loans for sale in the secondary market, generally retaining the servicing rights on all loans sold. The Bank's revenues are derived principally from interest on its mortgage loans and, to a lesser extent, interest on its investment and mortgage-backed and mortgage-related securities and loan servicing income. The Bank's primary sources of funds are deposits, principal and interest payments on loans and securities and Federal Home Loan Bank ("FHLB") advances.

Market Area and Competition

The Bank is headquartered in Brookline, Massachusetts and is a community-oriented savings institution offering a variety of financial products and services to meet the needs of the communities it serves. The Bank's primary deposit gathering area is concentrated in the communities surrounding its six full service banking and two administrative offices located in Brookline, Boston, Dedham, Norwood, Westwood and Walpole, Massachusetts. All of the Bank's branch offices are located within 20 miles of Brookline. The Bank's primary lending area is significantly broader than its deposit gathering area and includes all of Massachusetts, with a concentration in the greater Boston metropolitan area.

Brookline, Massachusetts is a fully developed and densely populated town located west of and adjacent to Boston. The major traffic roadways running through Brookline are heavily traveled and lined with commercial and retail business operations and Brookline's 2000 census population was approximately 57,000.

The residents of Brookline are generally comprised of white- and blue-collar workers and college students. The towns of Dedham, Norwood, Westwood and Walpole are situated southwest of Boston. These towns are primarily residential communities consisting of single-family residences and are populated by middle- to high-income individuals employed in the greater Boston metropolitan area.

Over the past few years, the regional economy in the Bank's primary market area, based on economic indicators such as unemployment rates, residential and commercial real estate values, vacancy rates and household income trends, has remained fairly steady with a slight decline over the past few years. Small business, technology and service firms, institutions of higher education and tourism form the backbone of the economy of the greater Boston metropolitan area.

The Bank faces significant competition both in generating loans and in attracting deposits. The Bank's primary market area is highly competitive and the Bank faces direct competition from a significant number of financial institutions, many with a state-wide or regional presence and, in some cases, a national presence. Many of these financial institutions are significantly larger and have greater financial resources than the Bank. The Bank's competition for loans comes principally from commercial banks, savings banks, credit unions, mortgage brokers, mortgage banking companies and insurance companies. Its most direct competition for deposits has historically come from other financial institutions. In addition, the Bank faces significant competition for deposits from non-bank institutions such as brokerage firms and insurance companies in such instruments as short-term money market funds, corporate and government securities funds, mutual funds and annuities. The Bank has also experienced significant competition from credit unions, which have a competitive advantage, as they do not pay state or federal income taxes. This competitive disadvantage has placed increased pressure on the Bank with respect to its loan and deposit pricing.

The increase of internet accessible financial institutions, which solicit deposits and originate loans on a nationwide basis, has also increased competition for the Bank's customers. Additionally, competition has increased as a result of regulatory actions and legislative changes, most notably the enactment of the Gramm-Leach-Bliley Act of 1999. These changes have eased and likely will continue to ease restrictions on interstate banking and the entrance into the financial services market by non-depository and non-traditional financial services providers, including insurance companies, securities brokerage and underwriting firms and specialty financial services companies such as internet-based providers.

Lending Activities

Loan Portfolio Composition. The types of loans that the Bank may originate are subject to federal and state laws and regulations. Interest rates charged by the Bank on loans are affected by the demand for such loans and the supply of money available for lending purposes and local competitive influences. These factors are, in turn, affected by, among other things, economic conditions, monetary policies of the federal government, including the Federal Reserve Board ("FRB") and legislative tax policies.

The following table sets forth the composition of the Bank's loan portfolio in dollar amounts and as a percentage of the portfolio at the dates indicated.

	At March 31,									
	2002		2001		2000		1999		1998	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)									
Residential:										
One- to four-family	$187,801	40.89%	$205,284	47.93%	$201,256	50.32%	$168,786	54.62%	$157,240	68.23%
Multi-family	102,440	22.30	87,040	20.32	78,610	19.65	57,744	18.69	22,411	9.73
Commercial real estate	117,341	25.55	98,566	23.01	95,869	23.97	67,806	21.94	35,468	15.39
Construction, land and development(1)	24,361	5.31	17,319	4.04	10,009	2.50	5,494	1.78	7,821	3.39
Total mortgage loans	431,943	94.05	408,209	95.30	385,744	96.44	299,830	97.03	222,940	96.74
Commercial	11,564	2.52	3,893	0.91	225	0.06	500	0.16	43	0.02
Consumer loans:										
Equity lines	11,939	2.60	11,819	2.76	9,500	2.37	5,156	1.67	4,028	1.75
Other consumer loans	3,830	0.83	4,397	1.03	4,520	1.13	3,535	1.14	3,434	1.49
Total consumer loans	15,769	3.43	16,216	3.79	14,020	3.50	8,691	2.81	7,462	3.24
Total loans	459,276	100.00%	428,318	100.00%	399,989	100.00%	309,021	100.00%	230,445	100.00%
Allowance for loan losses	(4,535)		(4,258)		(3,915)		(3,027)		(2,513)	
Undisbursed proceeds of construction and development loans in process	(8,933)		(6,154)		(2,825)		(1,424)		(2,534)	
Unearned income, net	(261)		(202)		(156)		(198)		(470)	
Loans, net	445,547		417,704		393,093		304,372		224,928	
Mortgage loans held-for-sale	813		—		—		321		822	
Loans, net and mortgage loans held-for-sale	$446,360		$417,704		$393,093		$304,693		$225,750	

(1) Includes committed but unadvanced loan amounts.

Loan Maturity. The following table shows the remaining contractual maturity of the Bank's loans at March 31, 2002. The table does not include the effect of future principal prepayments.

	At March 31, 2002						
	One- to Four-Family (1)	Multi-Family	Commercial Real Estate	Construction and Development (2)	Commercial	Consumer	Total Loans
				(In thousands)			
Amounts due:							
One year or less	$ 1,669	$ 886	$ 1,775	$ 10,720	$2,242	$1,259	$ 18,551
After one year:							
More than one year to three years	267	760	1,456	10,541	578	223	13,825
More than three years to five years	1,420	660	564	—	1,550	347	4,541
More than five years to ten years	16,307	3,971	14,725	34	86	934	36,057
More than ten years to twenty years	39,126	48,312	39,331	2,800	5,622	486	135,677
More than twenty years	140,951	47,851	59,490	266	1,486	581	250,625
Total due after one year	198,071	101,554	115,566	13,641	9,322	2,571	440,725
Total amount due	$199,740	$102,440	$117,341	$24,361	$11,564	$3,830	459,276
Less:							
Allowance for loan losses							(4,535)
Undisbursed proceeds of construction and development loans in process							(8,933)
Unearned income, net							(261)
Loans, net							$445,547

(1) Includes equity lines.
(2) Includes construction and development loans, which will convert to one- to four-family mortgage loans upon the completion of the construction.

The following table sets forth at March 31, 2002, the dollar amount of loans contractually due after March 31, 2003 and whether such loans have fixed interest rates or adjustable interest rates.

	Due After March 31, 2003		
	Fixed	Adjustable	Total
		(In thousands)	
Mortgage loans:			
One- to four-family	$28,942	$157,190	$186,132
Multi-family	42,810	58,744	101,554
Commercial real estate	34,144	81,422	115,566
Construction and development	5,042	8,599	13,641
Total mortgage loans	110,938	305,955	416,893
Commercial loans	1,486	7,836	9,322
Consumer loans:			
Equity lines	—	11,939	11,939
Other consumer loans	954	1,617	2,571
Total consumer loans	954	13,556	14,510
Total loans	$113,378	$327,347	$440,725

Origination, Sale and Servicing of Loans. The Bank's mortgage lending activities are conducted primarily by its loan personnel operating at its six branch offices and two administrative offices and secondarily through a network of loan correspondents, wholesale loan brokers and other financial institutions approved by the Bank. All loans originated by the Bank, are underwritten by the Bank pursuant to the Bank's policies and procedures. The Bank originates both adjustable-rate and fixed-rate loans, depending on the relative customer demand for such loans, which is affected by the current and expected future level of interest rates.

Generally, all adjustable-rate mortgage loans ("ARM's") originated by the Bank are originated for investment. While the Bank has from time-to-time, retained fixed-rate one- to four-family loans, it is currently the policy of the Bank to sell substantially all one- to four-family fixed-rate mortgage loans with scheduled repricing greater than 15 years. The one- to four-family mortgage loan products currently originated for sale by the Bank include a variety of loans which conform to the underwriting standards specified by Freddie Mac ("conforming loans") and, to a lesser extent, loans which do not conform to Freddie Mac standards due to loan amounts ("jumbo loans"). All one- to four-family mortgage loans sold by the Bank are sold pursuant to master commitments negotiated with Freddie Mac and other investors to purchase loans meeting such investors' defined criteria. The Bank generally retains the servicing rights on the mortgage loans sold.

At March 31, 2002, the Bank maintained a servicing portfolio consisting of $391.8 million of loans held for portfolio, net, and $33.0 million of loans serviced for others. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults, making certain insurance and tax payments on behalf of the borrowers and generally administering the loans. Substantially all of the loans currently being serviced for others are loans which have been sold by the Bank. The gross servicing fee income from loans sold is generally 24 to 48 basis points of the total balance of the loan serviced.

During the fiscal years ended March 31, 2002 and 2001, the Bank originated and purchased $85.9 million and $47.6 million one- to four-family loans, respectively, of which $69.6 million, and $45.1 million, respectively, were retained for the Bank's portfolio. When loans are sold the Bank recognizes, at the time of sale, the cash gain or loss on the sale of the loans based on the difference between the net cash proceeds received and the carrying value of the loans sold. On April 1, 1996, the Bank implemented SFAS No. 122 "Accounting for Mortgage Servicing Rights an amendment of FASB Statement No. 65" ("SFAS No. 122") pursuant to which the value of servicing rights may be recognized as an asset of the Bank. In the fiscal years ended March 31, 2002 and 2001, the fair value of servicing rights under SFAS No. 122 and SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125") was not material and was not recognized in the consolidated financial statements for those periods.

The Bank purchases whole loans, primarily one- to four-family mortgage loans as well as purchased participation interests in loans originated by other financial institutions, primarily multi-family and commercial real estate loans and, at March 31, 2002, had $67.5 million of purchased loans and $15.7 million in loan participation interests. Loans purchased from correspondent financial institutions are underwritten pursuant to the Bank's policies and generally closed in the name of the correspondent financial institution and then purchased by the Bank. Total loans purchased during the fiscal year March 31, 2002 were $43.1 million.

The following table sets forth the Bank's loan originations, purchases, sales and principal repayments for the periods indicated:

	For the Year Ended March 31,		
	2002	2001	2000
	(In thousands)		
Beginning balance, loans, net (1)	$417,704	$393,093	$304,372
Loans originated and purchased:			
Mortgage loans:			
One- to four-family	85,870	47,597	66,556
Multi-family	31,996	17,882	30,346
Commercial real estate	33,968	14,096	35,866
Construction and development	9,765	13,418	8,031
Total mortgage loans	161,599	92,993	140,799
Commercial	19,402	6,211	—
Consumer:			
Equity lines	9,365	5,248	3,686
Other consumer loans	6,231	4,964	3,453
Total consumer loans	15,596	10,212	7,139
Total loans	196,597	109,416	147,938
Total	614,301	502,509	452,310
Principal repayments and other, net	(151,617)	(82,030)	(56,996)
Loan charge-offs, net	(35)	(117)	13
Sale of mortgage loans, principal balance	(16,289)	(2,590)	(2,172)
Transfer of mortgage loans to REO	—	(68)	(62)
Loans, net and mortgage loans held-for-sale	446,360	417,704	393,093
Mortgage loans held-for-sale	(813)	—	—
Ending balance, loans, net	$445,547	$417,704	$393,093

(1) Includes mortgage loans held-for-sale.

One-to Four-Family Lending. The Bank currently offers both fixed-rate and adjustable-rate mortgage loans with maturities of up to 30 years secured by one- to four-family residences. Most of such loans are located in the Bank's primary market area. One- to four-family mortgage loan originations are generally obtained through the Bank's in-house loan representatives, existing or past customers, mortgage brokers and referrals from members of the Bank's local communities. At March 31, 2002, the Bank's one- to four-family mortgage loans totalled $187.8 million, or 40.9%, of total loans. Of the one- to four-family mortgage loans outstanding at that date, 15.4% were fixed-rate mortgage loans and 84.6% were ARM loans.

The Bank currently offers ARM loans with interest rates which adjust every one, three or five years from the outset of the loan and adjust annually after the initial rate period. At adjustment the interest rates for the Bank's ARM loans are indexed to either the one, three or five year Constant Maturity Treasury Index. The Bank's ARM loans generally provide for periodic (not more than 2%) and overall (not more than 6%) caps on the increase or decrease in the interest rate at any adjustment date and over the life of the loan.

The origination of adjustable-rate residential mortgage loans, as opposed to fixed-rate residential mortgage loans, helps reduce the Bank's exposure to increases in interest rates. However, adjustable-rate loans generally pose credit risks not inherent in fixed-rate loans, primarily because as interest rates rise, the underlying payments of the borrower rise, thereby increasing the potential for default. Periodic and lifetime caps on interest rate increases help to reduce the risks associated with adjustable-rate loans but also limit the interest rate sensitivity of such loans.

All one- to four-family residential mortgage loans are underwritten according to the Bank's policies and guidelines. Generally, the Bank originates one- to four-family residential mortgage loans in amounts up to 80% of the lower of the appraised value or the selling price of the property securing the loan and up to 95% of the appraised value or selling price with additional credit enhancements such as additional collateral or private mortgage insurance ("PMI"). Mortgage loans originated by the Bank generally include due-on-sale clauses which provide the Bank with the contractual right to deem the loan immediately due and payable if the borrower transfers ownership of the property without the Bank's consent. Due-on-sale clauses are an important means of adjusting the yields on the Bank's fixed-rate mortgage loan portfolio and the Bank has generally exercised its rights under these clauses. The Bank requires fire, casualty, title and, in certain cases, flood insurance on all properties securing real estate loans made by the Bank.

In an effort to provide financing for first-time home buyers, the Bank offers a first-time home buyer loan program, which offers one- to four-family residential mortgage loans to qualified individuals. These loans are offered with adjustable- and fixed-rates of interest and terms of up to 30 years. Pursuant to this program, borrowers receive reduced loan origination fees and closing costs. Such loans must be secured by an owner-occupied residence. These loans are originated using the same underwriting guidelines as are the Bank's other one- to four-family residential mortgage loans.

Multi-Family and Commercial Real Estate Lending. The Bank originates multi-family and commercial real estate loans that are generally secured by 5 or more unit apartment buildings and properties used for business purposes such as office buildings, industrial facilities or retail facilities. The Bank's multi-family and commercial real estate underwriting policies provide that such real estate loans may be made in amounts up to 80% of the appraised value of the property, subject to the Bank's current loans-to-one-borrower limit, which at March 31, 2002 was $7.0 million. The Bank's multi-family and commercial real estate loans are generally made with terms up to 25 years and with interest rates that adjust periodically and are generally indexed to the prime rate as reported in *The Wall Street Journal,* or the corresponding borrowing rates offered by the Federal Home Loan Bank of Boston. In reaching its decision on whether to make a multi-family or commercial real estate loan, the Bank considers the net operating income of the property, the borrower's expertise, credit history, the value of the underlying property and the financial conditions of the Borrower/Guarantor. The Bank generally requires that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.25x utilizing a 25 year amortization schedule. In addition, depending on the perceived environmental risk of the property an environmental impact survey may be required for multi-family and commercial real estate loans. Generally, all multi-family and commercial real estate loans made to corporations, partnerships and other business entities require personal guarantees by the principals. On occasion the Bank may not require a personal guarantee on such loans depending on the creditworthiness of the borrower, equity position and other mitigating circumstances.

The largest multi-family or commercial real estate loan in the Bank's portfolio at March 31, 2002 was a $4.9 million real estate loan secured by a blanket mortgage on five retail/office buildings. This loan was performing according to its terms as of March 31, 2002.

The Bank also purchases participation interests in multi-family and commercial real estate loans. Most of these loans are secured by real estate located in the Bank's primary market area. The Bank will underwrite its participation interest according to its own underwriting standards. At March 31, 2002, the Bank had $15.7 million in multi-family and commercial real estate loan participation interests, or 2.4% of total loans.

Loans secured by multi-family and commercial real estate properties generally involve larger principal amounts and a greater degree of risk than one-to four-family loans. Additionally, because payments on loans secured by multi-family and commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. The Bank seeks to minimize these risks through its underwriting standards.

Construction and Development Lending. The Bank originates short-term balloon fixed-and adjustable-rate construction loans for the development of residential and commercial property. Construction and development loans are offered primarily to experienced local developers operating in the Bank's market area. The Bank currently does not originate loans secured by raw land. The majority of the Bank's construction and development loans are originated to finance the construction by developers of residential real estate and, to a lesser extent, commercial real estate properties located in the Bank's primary market area. Construction loans are generally offered with terms of up to 18 months and may be made in amounts up to 80% of the appraised value of the property on multi-family and commercial real estate construction and 85% on one- to four-family residential construction. Construction loan proceeds are disbursed periodically, in increments, as construction progresses and as inspections by the Bank's lending officers warrant.

At March 31, 2002, the Bank's largest construction and development loan was a performing loan with a $5.5 million outstanding commitment secured by a 43.6 acre parcel approved for 62 townhouse/condominium units in Southboro, Massachusetts.

The Bank also originates construction to permanent loans to individual borrowers for the construction of single-family owner-occupied residential properties with permanent financing commitments by the Bank. The Bank's underwriting standards and procedures for such loans are similar to those applicable for one- to four-family residential mortgage lending. Proceeds for such loans are disbursed as phases of the construction are completed. All such loans are originated as one- to four-family interest-only adjustable-rate mortgage loans. Upon completion of the construction, such loans convert to principal and interest over the remaining term. At March 31, 2002, such loans totalled $2.3 million, or 9.4%, of the $24.4 million of construction and development loans.

Construction and development financing is generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development compared to the estimated cost (including interest) of construction and other assumptions, including the estimated time to sell residential properties. If the estimate of value proves to be inaccurate, the Bank may be confronted with a property, when completed, having a value which is insufficient to assure full repayment.

Commercial Lending. The Bank originates commercial loans in which the proceeds are utilized for business purposes primarily in its market area to a variety of professionals, sole proprietorships and small businesses. In most cases commercial loans are secured. Collateral could include, but not limited to, business assets, real estate, accounts receivable and/or personal assets of the principal/guarantor. The specific loan terms are dependent on the specific purpose, source of repayment and collateral supporting the loan.

This type of lending is primarily available to existing customers of the Bank in order to enhance the overall relationship with that customer. The Bank requires personal guarantees on all commercial loans.

The largest commercial loan relationship was a $3.5 million line of credit, of which $1.0 million is currently outstanding, secured by all business assets and ownership interests of the borrowers company. This loan was performing according to its original terms at March 31, 2002.

When making commercial business loans, the Bank considers the financial statements of the borrower, the borrower's payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business, and viability of the industry in which the customer operates and the value of the collateral.

Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayments from his or her employment or other income, and which are secured by real property whose value tends to be more ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayments from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans, may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Consumer and Other Lending. Consumer loans consist primarily of equity lines of credit and, to a significantly lesser extent, secured and unsecured personal loans and new and used automobile loans. Such loans are generally originated in the Bank's primary market area and generally are secured by real estate, deposit accounts, personal property and automobiles. These loans are typically shorter term and generally have higher interest rates than one- to four-family residential mortgage loans. Consumer loans are underwritten consistent with general practices within the industry. Typically on secured loans, such as home equity lines of credit and auto loans, the total loan-to-value ratio does not exceed 80%. In addition, underwriting guidelines generally require total monthly debt service to gross monthly income to be less than 40% and the borrower should maintain an acceptable credit history. Rates and terms are based on the loan type and the collateral supporting the loan.

Loans secured by rapidly depreciable assets such as automobiles or that are unsecured entail greater risks than one- to four-family residential mortgage loans. In such cases, repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance, since there is a greater likelihood of damage, loss or depreciation of the underlying collateral. Further, consumer loan collections on these loans are dependent on the borrower's continuing financial stability and, therefore, are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Finally, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans in the event of a default.

Loan Approval Procedures and Authority

The Board of Directors of the Bank establishes the lending policies of the Bank. Such policies provide that all loans up to $300,000 must be approved by the Bank's Internal Loan Committee. In the event a loan is above $300,000, it may be approved by either the CEO or President of the Bank. All loans are submitted to the full Board of Directors or the Bank's Executive Committee for approval or ratification on a monthly basis.

Delinquent Loans, Classified Assets and Real Estate Owned

Delinquencies and Classified Assets. Reports listing all delinquent accounts are generated and reviewed by management on a monthly basis and the Board of Directors performs a monthly review of all loans or lending relationships delinquent 90 days or more and all Real Estate Owned ("REO"). The procedures taken by the Bank with respect to delinquencies vary depending on the type of loan, length and cause of delinquency and whether the borrower is habitually delinquent. When a borrower fails to make a required payment on a loan, the Bank takes a number of steps to have the borrower cure the delinquency and restore the loan to current status. The Bank generally sends the borrower a written notice of non-payment after the loan is first past due. The Bank's guidelines provide that telephone, written correspondence and/or face-to-face contact will be attempted to ascertain the reasons for delinquency and the prospects of repayment. When contact is made with the borrower at any time prior to foreclosure, the Bank attempts to obtain full payment, work out a repayment schedule with the borrower to avoid foreclosure and in rare instances, accept a deed in lieu of foreclosure.

In the event payment is not then received or the loan not otherwise satisfied, additional letters and telephone calls generally are made. If the loan is still not brought current or satisfied and it becomes necessary for the Bank to take legal action, which typically occurs after a loan is 90 days or more delinquent, the Bank will commence foreclosure proceedings against any real property that secures the loan. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the property securing the loan generally is sold at foreclosure and, if purchased by the Bank, becomes real estate owned.

Federal regulations and the Bank's Asset Classification Policy require that the Bank utilize an internal asset classification system as a means of reporting problem and potential problem assets. The Bank has incorporated the OTS internal asset classifications as a part of its credit monitoring system. The Bank currently classifies problem and potential problem assets as "Substandard," "Doubtful" or "Loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected.

Assets classified as "Doubtful" have all of the weaknesses inherent in those classified "Substandard" with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions and values, "highly questionable and improbable." Assets classified as "Loss" are those considered "uncollectable" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated "Special Mention."

When an insured institution classifies one or more assets or portions thereof, as Substandard or Doubtful, it is required to establish a general valuation allowance for loan losses in an amount deemed prudent by management. General valuation allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies one or more assets or portions thereof, as "Loss," it is required either to establish a specific allowance for losses equal to 100% of the amount of the asset so classified or to charge off such amount.

A savings institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OTS, which can order the establishment of additional general or specific loss allowances. The OTS, in conjunction with the other federal banking agencies, has adopted an interagency policy statement on the allowance for loan and lease losses. The policy statement provides guidance for financial institutions on both the responsibilities of management for the assessment and establishment of adequate allowances and guidance for banking agency examiners to use in determining the adequacy of general valuation guidelines. Generally, the policy statement recommends that institutions have effective systems and controls to identify, monitor and address asset quality problems; that management has analyzed all significant factors that affect the collectability of the portfolio in a reasonable manner; and that management has established acceptable allowance evaluation processes that meet the objectives set forth in the policy statement. Although management believes that, based on information currently available to it at this time, its allowance for loan losses is adequate, actual losses are dependent upon future events and, as such, further additions to the level of allowances for loan losses may become necessary.

The Bank's Classification of Assets Committee reviews and classifies the Bank's assets on a quarterly basis and the Board of Directors reviews the results of the reports on a quarterly basis. The Bank classifies assets in accordance with the management guidelines described above. At March 31, 2002, one land loan totaling $3.4 million was classified as Substandard. At March 31, 2002, the Bank had two commercial participation loans, totaling $1.4 million, designated as Special Mention. At March 31, 2002 no loans were designated as Doubtful or Loss.

The following table sets forth the delinquencies in the Bank's loan portfolio as of the dates indicated.

	At March 31, 2002				At March 31, 2001			
	30-89 Days		90 Days or More		30-89 Days		90 Days or More	
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in thousands)							
Mortgage loans:								
One- to four-family	12	$ 1,371	1	$109	12	$752	2	$ 320
Multi-family	—	—	—	—	—	—	—	—
Commercial real estate	1	345	—	—	—	—	—	—
Land	1	2,756	—	—	—	—	—	—
Total mortgage loans	14	4,472	1	109	12	752	2	320
Consumer and Commercial loans:								
Equity lines	2	79	—	—	2	285	1	20
Other consumer loans	4	33	—	—	1	25	2	28
Commercial loans	3	600	—	—	—	—	—	—
Total consumer and commercial loans	9	712	—	—	3	310	3	48
Total loans	23	$5,184	1	$109	15	$1,062	5	$ 368
Delinquent loans to loans, net		1.16%		0.02%		0.25%		0.09%

	At March 31, 2000			
	30-89 Days		90 Days or More	
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in thousands)			
Mortgage loans:				
One- to four-family	14	$1,281	5	$ 731
Multi-family	—	—	—	—
Commercial real estate	—	—	2	443
Land	—	—	—	—
Total mortgage loans	14	1,281	7	1,174
Consumer and Commercial loans:				
Equity lines	1	150	—	—
Other consumer loans	5	363	3	50
Commercial loans	—	—	—	—
Total consumer and commercial loans	6	513	3	50
Total loans	20	$1,794	10	$1,224
Delinquent loans to loans, net		0.46%		0.31%

Nonperforming Assets and Impaired Loans. The following table sets forth information regarding nonaccrual loans and REO. At March 31, 2002, the Bank had no REO in its portfolio. It is the policy of the Bank to cease accruing interest on loans 90 days or more past due and to recognize interest income only as payments are made on loans. Interest income that would have been recorded for the years ended March 31, 2002 and 2001, had non-accruing loans been current according to their original terms, was $40,744 and $260,000, respectively, of which $40,710 and $249,000 was included in interest income related to these loans. There were no loans that met the definition of an impaired loan, per SFAS No. 114, at March 31, 2002 and 2001.

The following table sets forth the Bank's non-performing assets for the periods as indicated.

	At March 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Nonaccrual loans:					
Mortgage loans:					
One- to four-family	$109	$320	$ 731	$ 862	$1,258
Multi-family	—	—	—	280	254
Commercial real estate	—	—	443	745	739
Construction and development	—	—	—	—	—
Total mortgage loans	109	320	1,174	1,887	2,251
Consumer loans:					
Equity lines	—	20	—	65	—
Other consumer loans	—	28	50	12	28
Total consumer loans	—	48	50	77	28
Total nonaccrual loans	109	368	1,224	1,964	2,279
Real estate owned, net	—	—	62	—	—
Total nonperforming assets (1)	$109	$368	$1,286	$1,964	$2,279
Allowance for loan losses as a percent of loans (2)	1.01%	1.01%	0.99%	0.98%	1.10%
Allowance for loans losses as a percent of nonperforming loans (3)	4,160.55	1,157.07	319.85	154.12	110.27
Nonperforming loans as a percent of loans (2)(3)	0.02	0.09	0.31	0.65	1.00
Nonperforming assets as a percent of total assets (1)	0.02	0.07	0.28	0.55	0.77

(1) Nonperforming assets consist of nonperforming loans and REO.
(2) Loans are presented before allowance for loan losses and net of undisbursed proceeds.
(3) Nonperforming loans consist of all loans 90 days or more past due and other loans which have been identified by the Bank as presenting uncertainty with respect to the collectibility of interest or principal.

Allowance for Loan Losses. The allowance for loan losses is based on management's estimate of the credit losses inherent in the loan portfolio and management's ongoing review of the existing loan portfolio, current market conditions and the volume and mix of the Bank's existing loan origination pipeline. To estimate potential loss exposure in the Bank's loan portfolio, management establishes an allocated allowance based upon its review of internal loan classification reports which identify any loans classified as special mention, substandard, doubtful or loss and applies an allocation factor based upon its estimated exposure on these specific loans. An unallocated allowance is maintained based on the remaining portfolio, which is classified into various groups based upon loan type, underlying collateral, and delinquency status and payment performance history. The loss factor applied to these loans is based upon management's review of historical loss experience, current local and national economic conditions and industry experience and standards. In addition, as part of the regulatory examination process, the OTS periodically reviews the Company's allowance for loan losses and may require additional provisions for estimated losses based upon judgments different from those of management.

The Company will continue to monitor and modify its allowance for loan losses as conditions dictate. While management believes the Company's allowance for loan losses was sufficient to absorb losses inherent in its loan portfolio at March 31, 2002, no assurances can be given that the Company's level of allowance for loan losses will be sufficient to cover future loan losses incurred by the Company or that future adjustments to the allowance for loan losses will not be necessary if economic conditions and actual loss experience differs from those assumed by management in determining the current level of the allowance for loan losses.

The economy in the Bank's primary market area suffered significantly in the late 1980s and early 1990s. These adverse economic conditions negatively affected the Bank's loan loss and delinquency activities and led to a deterioration of the collateral values of the Bank's loans during those years. In more recent years, the economy and real estate market in and around the greater Boston metropolitan area has improved which has had a positive impact on the Bank's loan loss and delinquency activities and the value of properties securing the Bank's loans.

While the level of non-performing loans decreased during fiscal 2002, the Bank added $312,000 to the allowance in recognition of the level of loan growth and changing portfolio mix. The focus of the lending activities has changed and is geared more to multi-family, commercial real estate, commercial loans and home equity lines of credit. These loans are considered to have slightly more risk than residential loans, and as such management believed it to be a prudent business decision to add to the level of reserves.

The following table sets forth activity in the Bank's allowance for loan losses for the periods as indicated.

	For the Year Ended March 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Balance at beginning of period	$4,258	$3,915	$3,027	$2,513	$1,687
Provision for loan losses	312	460	875	617	856
Charge-offs:					
Mortgage loans:					
One- to four-family	—	—	—	103	49
Commercial real estate	—	124	—	—	—
Construction and development	—	—	—	—	—
Consumer loans	49	5	1	—	—
Total charge-offs	49	129	1	103	49
Recoveries	14	12	14	—	19
Balance at end of period	$4,535	$4,258	$3,915	$3,027	$2,513
Ratio of net charge-offs during the period to average loans outstanding during the period	0.01%	0.03%	0.00%	0.03%	0.01%
Allowance for loan losses as a percent of loans (1)	1.01%	1.01%	0.99%	0.98%	1.10%
Allowance for loans losses as a percent of nonperforming loans (2)	4,160.55%	1,157.07%	319.85%	154.12%	110.27%

(1) Loans are presented before deducting the allowance for loan losses and net of undisbursed proceeds.

(2) Nonperforming loans consist of all loans 90 days or more past due and other loans which have been identified by the Bank as presenting uncertainty with respect to the collectibility of interest or principal.

The following table sets forth the Bank's percentage of allowance for loan losses to total allowance for loan losses and the percent of loans to total loans in each of the categories listed at the dates indicated.

	At March 31,								
	2002			2001			2000		
	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)								
Multi-family and One-to four-family loans	$1,778	39.21%	68.50%	$1,752	41.15%	72.29%	$1,918	48.99%	72.47%
Commercial real estate	2,312	50.98	25.55	2,005	47.09	23.01	1,549	39.56	23.97
Total	4,090	90.19	94.05	3,757	88.24	95.30	3,467	88.55	96.44
Commercial loans	91	2.00	2.52	78	1.83	0.91	—	—	0.06
Consumer loans	81	1.79	3.43	127	2.98	3.79	124	3.17	3.50
Unallocated	273	6.02	—	296	6.95	—	324	8.28	—
Total allowance for loan Losses	$4,535	100.00%	100.00%	$4,258	100.00%	100.00%	$3,915	100.00%	100.00%

	At March 31,					
	1999			1998		
	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)					
Multi-family and One-to four-family loans	$1,221	40.34%	75.09%	$1,131	45.01%	81.35%
Commercial real estate	1,314	43.41	21.94	955	38.00	15.39
Total	2,535	83.75	97.03	2,086	83.01	96.74
Commercial loans	—	—	0.16	—	—	0.02
Consumer loans	124	4.10	2.81	50	1.99	3.24
Unallocated	368	12.15	—	377	15.00	—
Total allowance for loan losses	$3,027	100.00%	100.00%	$2,513	100.00%	100.00%

Real Estate Owned. At March 31, 2002 and March 31, 2001 the Bank had no REO. When the Bank acquires property through foreclosure or deed in lieu of foreclosure, it is initially recorded at the lower of the recorded investment in the corresponding loan or the fair value of the related assets at the date of foreclosure, less costs to sell. Thereafter, if there is a further deterioration in value, the Bank provides for a specific valuation allowance and charges operations for the diminution in value. It is the policy of the Bank to have obtained an appraisal on all real estate subject to foreclosure proceedings prior to the time of foreclosure. It is the Bank's policy to require appraisals on a periodic basis on foreclosed properties and conduct inspections on foreclosed properties.

Investment Activities

Federally chartered savings institutions have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, certificates of deposit of insured banks and savings institutions, bankers' acceptances, repurchase agreements and federal funds. Subject to various restrictions, federally chartered savings institutions may also invest their assets in commercial paper, investment-grade corporate debt securities and mutual funds whose assets conform to the investments that a federally chartered savings institution is otherwise authorized to make directly. Historically, the Bank has maintained liquid assets at a level considered adequate to meet its normal daily activities.

The investment policy of the Bank, as approved by the Board of Directors, requires management to maintain adequate liquidity and a high quality investment portfolio. The Bank primarily utilizes investments in securities for liquidity management and as a method of deploying excess funds not utilized for investment in loans. The Bank is required by SFAS No. 115 to categorize its securities as held-to-maturity, available-for-sale or held for trading. Generally accepted accounting principles require that securities be categorized as either "held to maturity," "trading securities" or "available for sale," based on management's intent as to the ultimate disposition of each security. Debt securities may be classified as "held to maturity" and reported in financial statements at amortized cost only if the reporting entity has the positive intent and ability to hold those securities to maturity. Securities that might be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, or other similar factors cannot be classified as "held to maturity." Debt and equity securities held for current resale are classified as "trading securities." These securities are reported at fair value, and unrealized gains and losses on the securities would be included in earnings. The Bank does not currently use or maintain a trading account. Debt and equity securities not classified as either "held to maturity" or "trading securities" are classified as "available for sale." These securities are reported at fair value, and unrealized gains and losses on the securities are excluded from earnings and reported, net of deferred taxes, as a separate component of equity.

Short-term investments primarily consist of overnight deposits at the FHLB and the Co-operative Central Bank Liquidity Fund. The Liquidity Fund is a no-load diversified, open-ended money market investment fund whose objective is maximum current income consistent with liquidity and the preservation of capital. The Fund is designed solely for use by eligible investors as an economical and convenient way to make liquid investments.

As of March 31, 2002, $27.7 million, or 5.2% of total assets, of the securities portfolio consisted of investment securities, primarily marketable equity securities, primarily consisting of mutual fund securities, common stocks, preferred stocks and trust preferred stocks, and corporate bonds and notes. The weighted average maturity of the Bank's fixed rate investment securities portfolio, excluding any equity securities, was 60 months as of March 31, 2002.

At March 31, 2002, the Bank had $7.3 million of mortgage-backed and mortgage-related securities, or 1.4% of total assets, all of which were backed by fixed-rate mortgages and which consisted of mortgage-backed securities and collateralized mortgage obligations insured or issued by Ginnie Mae, Fannie Mae and Freddie Mac. At March 31, 2002, the weighted average estimated maturity of its mortgage-backed and mortgage-related securities portfolio was 29 months. Investments in mortgage-backed and mortgage-related securities involve a risk that actual prepayments will be greater than estimated prepayments over the life of the security, which may require adjustments to the amortization of any premium or accretion of any discount relating to such instruments thereby changing the net yield on such securities. There is also reinvestment risk associated with the cash flows from such securities or in the event such securities are redeemed by the issuer. In addition, the market value of such securities may be adversely affected by changes in interest rates.

While investments in privately issued mortgage-backed securities generally bear yields higher than mortgage-backed securities insured by government sponsored agencies, they involve a greater degree of risk than those issued by government sponsored agencies, as such securities are not insured or guaranteed by such government sponsored agencies.

The following table sets forth certain information regarding the amortized cost and fair value of the Bank's securities at the dates indicated.

	At March 31,					
	2002		2001		2000	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)					
Held-to-maturity:						
Mortgage-backed and mortgage-related securities	$ 177	$ 177	$ 336	$ 345	$ 527	$ 535
Total held-to-maturity	177	177	336	345	527	535
Available-for-sale securities:						
Marketable equity securities	8,045	9,316	7,496	8,654	9,840	9,049
Mortgage-backed securities	6,977	7,087	14,141	14,314	16,937	16,476
Trust preferred equity securities and stock	10,599	10,754	7,559	7,510	2,501	1,916
Corporate bonds and notes	6,454	6,240	1,452	1,408	495	462
Preferred stocks	1,500	1,407	1,500	1,467	1,500	1,342
Government agency securities	–	–	1,000	1,003	2,607	2,567
Total available-for-sale	33,575	34,804	33,148	34,356	33,880	31,812
Total securities	$33,752	$34,981	$33,484	$34,701	$34,407	$32,347

As of March 31, 2002 the aggregate amortized cost basis and fair value of securities, which total is included in the marketable equity securities stated in the above table, of issuers which exceeded 10% of stockholders' equity were:

Issuer	Amortized Cost Basis	Fair Value
	(In thousands)	
Asset Management Fund	$7,725	$7,708

The following table sets forth certain information regarding the amortized cost and fair values of the Bank's mortgage-backed and mortgage-related securities.

	At March 31,								
	2002			2001			2000		
	Amortized Cost	Percent of Total (1)	Fair Value	Amortized Cost	Percent of Total (1)	Fair Value	Amortized Cost	Percent of Total (1)	Fair Value
	(Dollars in thousands)								
Mortgage-backed and mortgage-related securities:									
Ginnie Mae	$ 127	1.78%	$ 127	$ 181	1.25%	$ 187	$ 239	1.36%	$ 247
Freddie Mac	50	0.70	50	73	0.50	76	97	0.56	99
CMOs	6,977	97.52	7,087	14,223	98.25	14,396	17,128	98.08	16,665
Total mortgage-backed and mortgage-related securities	$7,154	100.00%	$7,264	$14,477	100.00%	$14,659	$17,464	100.00%	$17,011

(1) Based on amortized cost.

The following table sets forth the amortized cost of the Bank's mortgage-backed and mortgage-related securities activities for the periods indicated.

	For the Year Ended March 31,		
	2002	2001	2000
	(In thousands)		
Beginning balance	$14,477	$17,464	$ 6,327
Principal repayments	(7,351)	(3,033)	(4,741)
Purchases	—	—	15,830
Accretion of discounts and amortization of premiums, net	28	46	48
Ending balance	$7,154	$14,477	$17,464

The table below sets forth certain information regarding the amortized cost, weighted average yields and contractual maturities of the Bank's debt securities.

	At March 31, 2002									
	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
	(Dollars in thousands)									
Debt securities:										
Investment securities (1)	—	—	—	—	$5,000	7.50%	$ 1,454	2.83%	$ 6,454	6.45%
Fixed-rate:										
Ginnie Mae	—	—	38	8.00	89	8.00	—	—	127	8.00
Freddie Mac	—	—	—	—	50	8.57	—	—	50	8.57
CMOs	—	—	—	—	—	—	6,977	6.18	6,977	6.18
Total debt securities	$—	—	$38	8.00%	$5,139	7.52%	$8,431	5.60%	$13,608	6.33%

(1) Consists of government agency obligations, and corporate bonds and notes.

Deposit Activities and Other Sources of Funds

General. Deposits, loan repayments and prepayments, proceeds from the sale of loans, cash flows generated from operations and FHLB advances are the primary sources of the Bank's funds for use in lending, investing and for other general purposes.

Deposits. The Bank offers a variety of deposit accounts with a range of interest rates and terms. The Bank's deposits consist of business and consumer checking, money market, savings, NOW and certificate accounts. For the year ended March 31, 2002, the average balance of core deposits represented 58.5% of total average deposits. The flow of deposits is influenced significantly by general economic conditions, changes in money market rates, prevailing interest rates, competition and opportunities resulting from bank mergers and acquisitions in the Bank's primary market area. The Bank's deposits are obtained predominantly from the areas surrounding its branch offices. The Bank has historically relied primarily on providing a higher level of customer service and long-standing relationships with customers to attract and retain these deposits; however, market interest rates and rates offered by competing financial institutions significantly affect the Bank's ability to attract and retain deposits. The Bank uses traditional means of advertising its deposit products, including print media and generally does not solicit deposits from outside its market area. While the Bank generally does not actively solicit certificate accounts in excess of $100,000 or use brokers to obtain deposits, the Bank may solicit, from time-to-time, such deposits depending upon market conditions and funding needs. The Bank offers negotiated rates on some of its certificate accounts. At March 31, 2002, $124.0 million, or 41.5% of total average deposits, were certificate accounts with a weighted average remaining maturity of 11 months.

For the year ended March 31, 2002, certificate accounts in excess of $100,000 decreased $3.4 million, or 11.0%, from $30.9 million to $27.5 million. The decrease in certificate accounts over $100,000 was due in part to our competitively priced short term and liquid deposit products, coupled with the maturity of previously offered special rate CD promotions. The decrease in certificate accounts resulted in a reduction in the average cost of certificates of deposits from 5.71% in fiscal year 2001 to 4.92% for fiscal year 2002. Decreases in certificate accounts under $100,000, which tend to be more sensitive to movements in market interest rates than core deposits, may result in a less stable deposit base for the Bank. Consequently, if a greater percentage of the Bank's deposit portfolio was comprised of core deposits, increases in market interest rates could result in further increases in the Bank's cost of deposit funds, thus adversely affecting net interest income in future periods.

The following table presents the deposit activity of the Bank for the periods indicated:

	For the Year Ended March 31,		
	2002	2001	2000
	(In thousands)		
Net increase in deposits	$45,320	$14,633	$19,505
Interest credited on deposit accounts	10,043	11,286	8,884
Total increase in deposit accounts	$55,363	$25,919	$28,389

At March 31, 2002, the Bank had $27.5 million in certificate accounts in amounts of $100,000 or more maturing as follows:

Maturity Period	Amount	Weighted Average Rate
	(Dollars in thousands)	
3 months or less	$9,867	3.38%
Over 3 through 6 months	4,437	3.81
Over 6 through 12 months	7,249	3.52
Over 12 months	5,983	4.78
Total	$27,536	3.79%

The following table sets forth the distribution of the Bank's average deposit accounts for the periods indicated and the weighted average interest rates on each category of deposits presented. Averages for the periods presented utilize month-end balances.

	For the Year Ended March 31,								
	2002			2001			2000		
	Average Balance	Percent of Total Average Deposits	Weighted Average Rate	Average Balance	Percent of Total Average Deposits	Weighted Average Rate	Average Balance	Percent of Total Average Deposits	Weighted Average Rate
	(Dollars in thousands)								
Demand deposits	$ 14,625	4.89 %	—%	$ 8,332	3.20%	—%	$ 4,212	1.88%	—%
Money market accounts	103,627	34.67	3.22	69,371	26.68	4.37	58,644	26.16	3.88
Regular savings accounts	28,051	9.38	1.40	26,702	10.27	2.00	25,484	11.37	2.01
NOW accounts	28,590	9.57	0.71	24,454	9.41	0.92	22,993	10.26	1.11
Total	174,893	58.51	2.45	128,859	49.56	3.15	111,333	49.67	2.84
Certificate accounts (1)(2):									
Less than 6 months	68,729	22.99	4.93	64,967	24.99	5.55	46,614	20.80	5.01
Over 6 through 12 months	32,094	10.74	4.82	38,776	14.92	5.88	44,260	19.75	5.15
Over 12 through 36 months	20,353	6.81	4.98	21,601	8.31	5.63	18,655	8.32	5.51
Over 36 months	2,833	0.95	5.53	5,767	2.22	6.80	3,269	1.46	5.98
Total certificate accounts	124,009	41.49	4.92	131,111	50.44	5.71	112,798	50.33	5.18
Total average deposits	$298,902	100.00 %	3.53%	$259,970	100.00%	4.49%	$224,131	100.00%	4.04%

(1) Based on remaining maturity of certificates.
(2) Includes retirement accounts such as IRA and Keogh accounts.

The following table presents by various rate categories, the amount of certificate accounts outstanding at the dates indicated and the periods to maturity of the certificate accounts outstanding at March 31, 2002.

	Period to maturity from March 31, 2002					At March 31,		
	Less than One Year	One to Two Years	Two to Three Years	Three to Four Years	Four to Five Years	2002	2001	2000
Certificate accounts:								
0 to 4.00%	$ 54,301	$10,663	$1,262	$ —	$ 34	$ 66,260	$ 186	$ 577
4.01% to 5.00%	22,579	3,785	1,044	1,948	1,385	30,741	21,774	34,969
5.01% to 6.00%	7,382	1,409	990	109	1,119	11,009	46,632	69,692
6.01% to 7.00%	4,281	984	2,342	1,542	—	9,149	56,627	14,016
7.01% to 8.00%	204	—	—	—	—	204	289	1,404
Total	$88,747	$16,841	$5,638	$3,599	$2,538	$117,363	$125,508	$120,658

Borrowings. As part of its operating strategy, the Bank utilizes advances from the FHLB as an alternative to retail deposits to fund its operations. The Bank has emphasized the utilization of FHLB borrowings to further fund its asset growth. By utilizing FHLB advances, which possess varying stated maturities, the Bank can meet its liquidity needs without otherwise being dependent upon retail deposits and revising its deposit rates to attract retail deposits, which have no stated maturities (except for certificates of deposit), which are interest rate sensitive and which are subject to withdrawal from the Bank at any time. These FHLB advances are collateralized primarily by mortgage loans and mortgage-backed securities held by the Bank and secondarily by the Bank's investment in capital stock of the FHLB. FHLB advances are made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. The maximum amount that the FHLB will advance to member institutions, including the Bank, fluctuates from time-to-time in accordance with the policies of the FHLB. At March 31, 2002, the Bank had $137.1 million in outstanding advances from the FHLB and $2.9 million in other borrowings, as compared to $158.1 million and $2.0 million at March 31, 2001, respectively.

The following table sets forth certain information regarding the Bank's borrowed funds at or for the periods ended on the dates indicated:

	At or For the Year Ended March 31,		
	2002	2001	2000
	(Dollars in thousands)		
FHLB advances:			
Average balance outstanding during the period	$142,480	$155,380	$131,015
Maximum amount outstanding at any month-end during the period	155,157	163,749	156,027
Balance outstanding at end of period	137,143	158,139	147,527
Weighted average interest rate during the period	5.35%	6.25%	5.40%
Weighted average interest rate at end of period	4.51%	5.94%	5.68%
Other borrowed funds:			
Average balance outstanding during the period	$ 2,000	$ 3,026	$ 7,035
Maximum amount outstanding at any month-end during the period	2,000	8,130	15,130
Balance outstanding at end of period	2,902	2,025	8,137
Weighted average interest rate during the period	3.50%	6.11%	5.63%
Weighted average interest rate at end of period	1.85%	5.50%	5.47%

Personnel

As of March 31, 2002, the Bank had 81 full-time employees and 28 part-time employees. The employees are not represented by a collective bargaining unit and the Bank considers its relationship with its employees to be good.

REGULATION AND SUPERVISION

General

As a savings and loan holding company, the Company is required by federal law to file reports with, and otherwise comply with, the rules and regulations of the OTS. The Bank is subject to extensive regulation, examination and supervision by the OTS, as its primary federal regulator, and the FDIC, as the deposit insurer. The Bank is a member of the Federal Home Loan Bank System and its deposit accounts are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF") managed by the FDIC. The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other savings institutions. The OTS and/or the FDIC conduct periodic examinations to test the Bank's safety and soundness and compliance with various regulatory requirements.

This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes.

Any change in such regulatory requirements and policies, whether by the OTS, the FDIC or the Congress, could have a material adverse impact on the Company, the Bank and their operations. Certain of the regulatory requirements applicable to the Bank and to the Company are referred to below or elsewhere herein. The description of statutory provisions and regulations applicable to savings institutions and their holding companies set forth in this Form 10-K does not purport to be a complete description of such statutes and regulations and their effects on the Bank and the Company.

Holding Company Regulation

The Company is a nondiversified unitary savings and loan holding company within the meaning of federal law. Under prior law, a unitary savings and loan holding company, such as the Company was not generally restricted as to the types of business activities in which it may engage, provided that the Bank continued to be a qualified thrift lender. See "Federal Savings Institution Regulation - QTL Test." The Gramm-Leach-Bliley Act of 1999 provides that no company may acquire control of a savings association after May 4, 1999 unless it engages only in the financial activities permitted for financial holding companies under the law or for multiple savings and loan holding companies as described below. Further, the Gramm-Leach-Bliley Act specifies that existing savings and loan holding companies may only engage in such activities. The Gramm-Leach-Bliley Act, however, grandfathered the unrestricted authority for activities with respect to unitary savings and loan holding companies existing prior to May 4, 1999, such as the Company, so long as the Bank continues to comply with the QTL Test. Upon any non-supervisory acquisition by the Company of another savings institution or savings bank that meets the qualified thrift lender test and is deemed to be a savings institution by the OTS, the Company would become a multiple savings and loan holding company (if the acquired institution is held as a separate subsidiary) and would generally be limited to activities permissible for financial holding companies, and certain activities authorized by OTS regulation.

A savings and loan holding company is prohibited from, directly or indirectly, acquiring more than 5% of the voting stock of another savings institution or savings and loan holding company without prior written approval of the OTS and from acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating applications by holding companies to acquire savings institutions, the OTS considers the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the deposit insurance funds, the convenience and needs of the community and competitive factors.

The OTS may not approve any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies and (ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Although savings and loan holding companies are not subject to specific capital requirements or specific restrictions on the payment of dividends or other capital distributions, federal regulations do prescribe such restrictions on subsidiary savings institutions as described below. The Bank must notify the OTS 30 days before declaring any dividend to the Company.

In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the OTS and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Federal Savings Institution Regulation

Business Activities. The activities of federal savings institutions are governed by federal law and regulations. These laws and regulations delineate the nature and extent of the activities in which federal associations may engage. In particular, many types of lending authority for federal association, *e.g.*, commercial, non-residential real property loans and consumer loans, are limited to a specified percentage of the institution's capital or assets.

Capital Requirements. The OTS capital regulations require savings institutions to meet three minimum capital standards: a 1.5% tangible capital ratio, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS rating system), and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS financial institution rating system), and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The OTS regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard for savings institutions requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100%, assigned by the OTS capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus, and minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The capital regulations also incorporated an interest rate risk component. Savings institutions with "above normal" interest rate risk exposure were potentially subject to a deduction from total capital for purposes of calculating their risk-based capital requirements. However, the OTS deferred implementation of the interest rate risk component and recently removed it from its capital regulation. At March 31, 2002, the Bank met each of its capital requirements. The OTS also has authority to establish individual capital requirements for specific institutions if deemed necessary by the institution's condition or risk profile.

The following table presents the Bank's capital position at March 31, 2002.

				Capital	
	Actual Capital	Required Capital	Excess Amount	Actual Percent	Required Percent
	(Dollars in thousands)				
Tangible	$41,940	$ 7,846	$34,094	8.02%	1.50%
Core (Leverage)	$41,940	$20,923	$21,017	8.02%	4.00%
Risk-based	$47,073	$32,137	$14,936	11.72%	8.00%

Prompt Corrective Regulatory Action. The OTS is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a savings institution that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "undercapitalized." A savings institution that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the OTS is required to appoint a receiver or conservator for an institution that is "critically undercapitalized." The regulation also provides that a capital restoration plan must be filed with the OTS within 45 days of the date a savings institution receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The OTS could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

Insurance of Deposit Accounts. Deposits of the Bank are presently insured by the SAIF. The FDIC maintains a risk-based assessment system by which institutions are assigned to one of three categories based on their capitalization and one of three subcategories based on examination ratings and other supervisory information. An institution's assessment rate depends upon the categories to which it is assigned. Assessment rates for SAIF member institutions are determined semiannually by the FDIC and currently range from zero basis points healthiest institutions to 27 basis points of assessable deposits for the for the riskiest.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation ("FICO") to recapitalize the predecessor to the SAIF.

The Bank's assessment rate for fiscal 2002 ranged from 1.76 to 1.90 basis points and the premium paid for this period was $54,096, which represents payment toward the FICO bonds. The FDIC has the authority to increase insurance assessments. A significant increase in SAIF Insurance premiums would likely have an adverse effect on the operating expenses and results of the operations of the Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Loans to One Borrower. Federal law provides that savings institutions are generally subject to the limits on loans to one borrower applicable to national banks. A savings institution may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral. At March 31, 2002, the Bank's limit on loans to one borrower was $7.0 million, and the Bank's largest aggregate outstanding balance of loans to one borrower was $6.7 million.

QTL Test. The HOLA requires savings institutions to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities) in at least 9 months out of each 12 month period.

A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. As of March 31, 2002, the Bank maintained 69.1% of its portfolio assets in qualified thrift investments and, therefore, met the qualified thrift lender test. Recent legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered "qualified thrift investments."

Limitation on Capital Distributions. OTS regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. An application and the approval of the OTS is required prior to any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under OTS regulations (*i.e.*, generally, examination ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with OTS. If an application is not required, the institution must still provide prior notice to OTS of the capital distribution if, like the Bank, it is a subsidiary of a holding company. In the event the Bank's capital fell below its regulatory requirements or the OTS notified it that it was in need of more than normal supervision, the Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice.

Assessments. Savings institutions are required to pay assessments to the OTS to fund the agency's operations. The general assessments, paid on a semi-annual basis, are computed based upon the savings institution's total assets, including consolidated subsidiaries, as reported in the Bank's latest quarterly thrift financial report. The assessments paid by the Bank for the fiscal year ended March 31, 2002 totaled $104,855.

Transactions with Related Parties. The Bank's authority to engage in transactions with "affiliates" (*e.g.*, any company that controls or is under common control with an institution, including the Company and its non-savings institution subsidiaries) is limited by federal law. The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in federal law.

The purchase of low quality assets from affiliates is generally prohibited. Transactions with affiliates must be on terms and under circumstances, that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

The Bank's authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such persons control, is also governed by federal law. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. The law limits both the individual and aggregate amount of loans the Bank may make to insiders based, in part, on the Bank's capital position and requires certain board approval procedures to be followed.

Enforcement. The OTS has primary enforcement responsibility over savings institutions and has the authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution.

Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. The FDIC has the authority to recommend to the Director of the OTS that enforcement action to be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the OTS determines that a savings institution fails to meet any standard prescribed by the guidelines, the OTS may require the institution to submit an acceptable plan to achieve compliance with the standard.

Federal Home Loan Bank System

The Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. The Bank, as a member of the Federal Home Loan Bank, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank in an amount at least equal to 1.0% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the Federal Home Loan Bank, whichever is greater. The Bank was in compliance with this requirement with an investment in Federal Home Loan Bank stock at March 31, 2002 of $8.5 million.

The Federal Home Loan Banks are required to provide funds for the resolution of insolvent thrifts in the late 1980s and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and could also result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future Federal Home Loan Bank advances increased, the Bank's net interest income would likely also be reduced. Recent legislation has changed the structure of the Federal Home Loan Banks funding obligations for insolvent thrifts, revised the capital structure of the Federal Home Loan Banks and implemented entirely voluntary membership for Federal Home Loan Banks. Management cannot predict the effect that these changes may have with respect to its Federal Home Loan Bank membership.

Federal Reserve System

The Federal Reserve Board regulations require savings institutions to maintain noninterest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: for accounts aggregating $41.3 million or less (subject to adjustment by the Federal Reserve Board) the reserve requirement is 3%; and for accounts aggregating greater than $41.3 million, the reserve requirement is $1.239 million plus 10% (subject to adjustment by the Federal Reserve Board between 8% and 14%) against that portion of total transaction accounts in excess of $41.3 million. The first $5.7 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The Bank complies with the foregoing requirements.

FEDERAL AND STATE TAXATION

Federal Taxation

General. The Company and the Bank report their income on a fiscal year, consolidated basis and the accrual method of accounting, and are subject to federal income taxation in the same manner as other corporations with some exceptions, including particularly the Bank's reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to the Bank or the Company. The Bank has not been audited by the IRS or the Massachusetts Department of Revenue for nine years, since 1992, which covered the tax years 1992 and previous. For its 2002 taxable year, the Company is subject to a maximum federal income tax rate of 34%.

Bad Debt Reserves. For fiscal years beginning prior to December 31, 1995, thrift institutions which qualified under certain definitional tests and other conditions of the Internal Revenue Code of 1986 (the "Code") were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans (generally secured by interests in real property improved or to be improved) under (i) the Percentage of Taxable Income Method (the "PTI Method") or (ii) the Experience Method. The reserve for nonqualifying loans was computed using the Experience Method.

The Small Business Job Protection Act of 1996 (the "1996 Act"), which was enacted on August 20, 1996, repeals the reserve method of accounting for bad debts for tax years beginning after 1995 and requires savings institutions to recapture (*i.e.*, take into income) certain portions of their accumulated bad debt reserves. Thrift institutions eligible to be treated as "small banks" (assets of $500 million or less) are allowed to use the Experience Method applicable to such institutions, while thrift institutions that are treated as large banks (assets exceeding $500 million) are required to use only the specific charge-off method. Thus, the PTI Method of accounting for bad debts is no longer available for any financial institution.

A thrift institution required to change its method of computing reserves for bad debts will treat such change as a change in method of accounting, initiated by the taxpayer, and having been made with the consent of the IRS. Any Section 481(a) adjustment required to be taken into income with respect to such change generally will be taken into income ratably over a six-taxable year period, beginning with the first taxable year beginning after 1995, subject to a 2-year suspension if the "residential loan requirement" is satisfied.

Under the residential loan requirement provision, the recapture required by the 1996 Act will be suspended for each of two successive taxable years, beginning with the Bank's 1996 taxable year, in which the Bank originates a minimum of certain residential loans based upon the average of the principal amounts of such loans made by the Bank during its six taxable years preceding its current taxable year.

Distributions. Under the 1996 Act, if the Bank makes "non-dividend distributions" to the Company, such distributions will be considered to have been made from the Bank's unrecaptured tax bad debt reserves (including the balance of its reserves as of December 31, 1987) to the extent thereof, and then from the Bank's supplemental reserve for losses on loans, to the extent thereof, and an amount based on the amount distributed (but not in excess of the amount of such reserves) will be included in the Bank's income. Non-dividend distributions include distributions in excess of the Bank's current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of the Bank's current or accumulated earnings and profits will not be so included in the Bank's income.

The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Thus, if the Bank makes a non-dividend distribution to the Company, approximately one and one-half times the amount of such distribution (but not in excess of the amount of such reserves) would be includable in income for federal income tax purposes, assuming a 35% federal corporate income tax rate. The Bank does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

SAIF Recapitalization Assessment. The Funds Act levied a 65.7-cent fee on every $100 of thrift deposits held on March 31, 1995. For financial statement purposes, this assessment was reported as an expense for the quarter ended September 30, 1996. The Funds Act includes a provision, which states that the amount of any special assessment paid to capitalize SAIF under this legislation is deductible under Section 162 of the Code in the year of payment.

State and Local Taxation

Commonwealth of Massachusetts Taxation. On July 27, 1995, the Governor of Massachusetts approved legislation to reduce the tax rate applicable to financial institutions, including savings banks, from 12.54% on their net income to 10.50% on their net income apportioned to Massachusetts. The reduced rate was phased-in over a five-year period whereby the rate was 11.71% for 1996, 11.32% for 1997, 10.91% for 1998, and will be 10.50% for future years. Net income for years beginning before January 1, 1999 includes gross income as defined under the provisions of the Code, plus interest from bonds, notes and evidences of indebtedness of any state, including Massachusetts, less the deductions, excluding the deductions for dividends received, state taxes, and net operating losses, as defined under the provisions of the Code. For taxable years beginning on or after January 1, 1999, the definition of state taxable income is modified to allow a deduction for 95% of dividends received from stock where the Company owns 15% or more of the voting stock of the institution paying the dividend and to allow deductions from certain expenses allocated to federally tax exempt obligations. Subsidiary corporations of the Company conducting business in Massachusetts must file separate Massachusetts state tax returns and are taxed as financial institutions, with certain modifications and grandfathering for taxable years before 1996. The net worth or tangible property of such grandfathered subsidiaries is taxed at a rate of 0.26%. Such grandfathered subsidiaries may file consolidated tax returns on the net earnings portion of the corporate tax.

Corporations that qualify as "securities corporations," as defined by the Massachusetts tax code, are taxed at a special rate of 0.33% of their gross income if they qualify as a "bank-holding company" under the Massachusetts tax code. The Company qualifies for this reduced tax rate provided that it is exclusively engaged in activities of a "securities corporation." The Company qualifies as a securities corporation because a separate subsidiary was formed to make the loan to the Bank's Employee Stock Ownership Plan and related trust and all of the Company's other activities qualify as activities permissible for a securities corporation. If the Company fails to so qualify, however, it will be taxed as a financial institution at a rate of 10.50% beginning in fiscal 2001.

The Bank has two subsidiary corporations that qualify as "securities corporations," as defined by the Massachusetts tax code, which are taxed at a special rate of 1.32% of their net income under the Massachusetts tax code. The subsidiaries qualify for this reduced tax rate provided that they exclusively engaged in investment activities that can also be done by the Bank.

Delaware Taxation. As a Delaware holding company not earning income in Delaware, the Company is exempt from Delaware corporate income tax but is required to file an annual report with and pay an annual franchise tax to the State of Delaware.

Item 2. Properties

The Bank currently conducts its business through its executive, administrative and full service offices. The Company believes that the Bank's current facilities are adequate to meet the present needs of the Bank and the Company.

Location	Leased or Owned	Original Year Leased or Acquired	Date of Lease Expiration	Net Book Value of Property or Leasehold Improvements at March 31, 2002
				(In thousands)
Executive/Branch Office:				
1299 Beacon Street Brookline, MA 02446	Owned	1950	—	$ 723
Administrative Office:				
1309 Beacon Street Brookline, MA 02446	Leased	1987	February 2007	88
1319 Beacon Street Brookline, MA 02446	Leased	1999	November 2004 (1)	118
Branch Offices:				
184 Massachusetts Avenue Boston, MA 02115	Leased	1973	December 2003	90
Dedham Mall Dedham, MA 02026	Leased	1982	July 2005 (2)	95
61 Lenox Street Norwood, MA 02062	Owned	1975	—	312
705 High Street Westwood, MA 02090	Owned	1977	—	306
931 Main Street Walpole, MA 02081	Leased	2000	January 2010 (3)	122
Total				$1,854

(1) The Bank has an option to renew this lease for one additional five-year period.
(2) The Bank will be relocating the Dedham branch to a new location in the Dedham Plaza in July of 2002.
(3) The Bank has an option to renew this lease for one additional ten-year period.

Item 3. Legal Proceedings.

The Bank is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. Such routine legal proceedings, in the aggregate, are believed by management to be immaterial to the Company's financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders.

None

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters.

The Common Stock of the Company is traded on the American Stock Exchange under the symbol "BYS." The stock began trading on March 30, 1998. As of May 21, 2002, there were 356 registered recordholders of the Common Stock of the Company, which includes shares held in street name. The following table sets forth for the quarters indicated the range of high and low sale prices and dividend information for the Common Stock of the Company as reported on the American Stock Exchange. The Companies payments of dividends are subject to the laws of Delaware which generally limit dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its statutory capital, or if there is no such excess, to its net profits for the current and/or preceding fiscal year.

	Year Ended March 31, 2002			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
High	$42.15	$37.00	$36.40	$32.10
Low	$36.35	$34.90	$31.68	$28.90
Dividend Paid	$0.18	$0.18	$0.15	$0.15

	Year Ended March 31, 2001			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
High	$29.40	$28.44	$25.88	$23.25
Low	$28.00	$24.44	$21.44	$16.00
Dividend Paid	$0.12	$0.12	$0.10	$0.10

Item 6. Selected Financial Data

	At or for the years ended March 31,				
	2002	2001	2000	1999	1998
Selected Balance Sheet Data:	(In thousands, except per share data)				
Total assets	$ 528,715	$ 491,857	$ 460,137	$ 359,404	$ 295,291
Investments (1)	41,320	34,806	32,939	31,675	56,795
Loans, net	445,547	417,704	393,093	304,372	224,928
Mortgage loans held for sale	813	—	—	321	822
Deposits	328,626	273,263	247,344	218,955	209,956
FHLB advances	137,143	158,139	147,527	77,119	20,000
Stockholders' equity	55,031	53,760	52,630	60,298	63,574
Allowance for loan losses	4,535	4,258	3,915	3,027	2,513
Non-performing loans	109	368	1,224	1,964	2,279
Non-performing assets	109	368	1,286	1,964	2,279
Book value per share	$ 35.65	$ 32.77	$ 29.06	$ 26.88	$ 27.02
Selected Operating Data:					
Interest income	$ 38,049	$ 37,220	$ 30,973	$ 23,426	$ 19,249
Interest expense	17,734	21,185	16,355	10,758	10,200
Net interest income	20,315	16,035	14,618	12,668	9,049
Provision for loan losses	312	460	875	617	856
Net interest income after provision for loan losses	20,003	15,575	13,743	12,051	8,193
Total noninterest income	1,463	833	1,106	431	313
Total noninterest expense	12,094	10,467	10,612	8,706	11,008
Income before income taxes	9,372	5,941	4,237	3,776	(2,502)
Income taxes (benefit)	3,737	2,329	1,482	1,542	(751)
Net Income (loss)	$ 5,635	$ 3,612	$ 2,755	$ 2,234	$ (1,751)
Per Share Data:					
Basic earnings	$ 3.58	$ 2.08	$ 1.34	$ 0.97	N/A
Diluted earnings	$ 3.36	$ 2.02	$ 1.34	$ 0.95	N/A
Dividends paid	$ 0.66	$ 0.44	$ 0.28	$ 0.05	N/A

(1) Investments include available-for-sale securities, held-to-maturity securities and short-term investments.

	At or for the years ended March 31,				
	2002	2001	2000	1999	1998
Performance Ratios:					
Return (loss) on average assets	1.11%	0.75%	0.65%	0.71%	(0.71)%
Return (loss) on average equity	10.50	6.74	4.82	3.58	(8.64)
Average equity as a percent of average assets	10.56	11.12	13.38	19.88	8.27
Interest rate spread	3.88	3.07	3.13	3.36	3.54
Net interest margin	4.28	3.55	3.63	4.19	3.82
Average interest-earning assets to average interest bearing liabilities	110.76	110.20	112.36	123.34	106.52
Operating expense as a percent of average total assets	2.38	2.18	2.49	2.77	4.49
Dividend payout ratio-diluted	19.64	21.78	20.90	5.26	N/A
Capital Ratios:					
Leverage capital ratio	8.02	8.61	9.15	11.66	13.31
Risk-based capital ratio	11.72	13.11	15.84	19.99	26.25

Asset Quality Ratios:					
Nonperforming loans as a percent of loans	0.02	0.09	0.31	0.65	1.00
Nonperforming assets as a percent of total assets	0.02	0.07	0.28	0.55	0.77
Allowance for loan losses as a percent of loans before allowance for loan losses	1.01	1.01	0.99	0.98	1.10
Allowance for loan losses as a percent of nonperforming loans	4,160.55	1,157.07	319.85	154.12	110.27

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

The following discussion should be read in conjunction with the "Selected Financial Data" and Consolidated Financial Statements and related Notes appearing elsewhere in this Form 10-K.

General

The Company does not transact any material business other than through its wholly owned subsidiary, the Bank. The Bank's results of operations are dependent primarily on net interest income, which is the difference between the income earned on its loan and investment portfolios and its cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by the Bank's provision for loan losses, loan sale activities and loan servicing. The Bank's non-interest expense principally consists of compensation and employee benefits, office occupancy and equipment expense, data processing, advertising and business promotion, professional fees and other expenses. Results of operations are also significantly affected by general economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may materially impact the Bank.

Operating Strategy

Management's primary goal has been to maintain the Bank's profitability, asset quality and its capital position by: (i) investing in one- to four-family loans secured by properties located in its primary market area; (ii) investing in multi-family, commercial real estate and construction and development loans secured by properties located in the Bank's primary market area, to the extent that such loans meet the Bank's general underwriting criteria; (iii) investing funds not utilized for loan investments in various equity and corporate debt investments and mortgage-backed and mortgage-related securities; and (iv) managing interest rate risk by emphasizing the origination of adjustable-rate loans and short-term fixed-rate loans and investing in short-term securities and generally selling longer-term fixed-rate loans that the Bank originates. The Bank intends to continue this operating strategy in an effort to enhance its long-term profitability while maintaining a reasonable level of interest rate risk and enhance such strategy by expanding the products and services it offers, as necessary, in order to improve its market share in its primary market area. In this regard, the Bank offers business checking accounts, 24-hour banking by telephone, debit card services and Internet banking.

Comparison of Financial Condition at March 31, 2002 and March 31, 2001

Total assets at March 31, 2002 were $528.7 million, compared to $491.9 million at March 31, 2001, an increase of $36.9 million, or 7.5%. Asset growth was primarily due to the increased loan and short-term investment securities portfolios funded by a $55.4 million, or 20.3% increase in deposits. Deposit growth was also used to reduce FHLB advances by $21.0 million, or 13.3%.

Investments, which include available-for-sale securities, held-to-maturity securities and short-term investments totaled $41.3 million, at March 31, 2002, an increase of $6.5 million, or 18.7%, compared to $34.8 million at March 31, 2001, primarily due to an increase in short-term investments. The increase in short-term investments was the result of an increase of federal funds invested at the Federal Home Loan Bank of Boston and the Central Cooperative Bank. While investment securities available-for-sale remained relatively flat the mix shifted from a larger concentration in mortgage-backed securities to marketable equity securities, capital trust preferred securities and corporate bonds and notes with higher yields.

Loans receivable, net of allowance for loan losses and unearned income and including loans held-for-sale, increased $28.7 million or 6.9%, to $446.4 million at March 31, 2002, compared to $417.7 million at March 31, 2001. The increase in loans was due to a $15.4 million, or 17.7%, increase in multi-family loans, an $18.8 million, or 19.0% increase in commercial real estate loans, a $7.0 million, or 40.7%, increase in construction and development loans, a $7.7 million, or 197.0%, increase in commercial loans, offset by a decrease of $17.5 million, or 8.5%, in residential one-to-four family loans. The increase in the loan portfolio was a result of the ongoing efforts to grow the loan portfolio, which produces higher returns. Multi-family and commercial real estate lending continue to be the primary areas of concentration as the Bank's strategic plan is to have a more diversified portfolio mix than the traditional single family residential lending in the past.

Non-performing assets at March 31, 2002 were $109,000, compared to $368,000 at March 31, 2001, a decrease of 70.4%. This decrease was the result of certain non-accrual loans being paid off or brought current. The allowance for loan losses increased $277,000 to $4.5 million at March 31, 2002, compared to $4.3 million at March 31, 2001, an increase of 6.5%. At March 31, 2002 the allowance represented 4,161% of non-performing loans and 1.01% of total loans, compared to 1,157% of non-performing loans and 1.01% of total loans at March 31, 2001. The bank did not have any REO at March 31, 2002 and March 31, 2001.

Deposits increased 20.3%, to $328.6 million at March 31, 2002 from $273.3 million at March 31, 2001. The deposit growth occurred primarily in money market deposit accounts, NOW accounts, savings accounts and non-interest bearing deposits which increased $51.2 million, or 65.8%, $4.4 million, or 14.9%, $2.4 million, or 8.6% and $5.6 million, or 46.0%, respectively. Certificate of deposit accounts, which tend to be higher costing deposit accounts, decreased $8.2 million, or 6.5%, to $117.4 million at March 31, 2002 from $125.6 million at March 31, 2001. The deposit growth was the direct result of the investment in our retail products. The Bank introduced new products, alternative investment services, small business deposit products, commercial services and delivery channels such as home banking, on-line bill pay, and debit cards. The Bank has also spent a great deal of time and effort in developing a more sales oriented culture.

Advances from the Federal Home Loan Bank of Boston totaled $137.1 million at March 31, 2002, a 13.3% decrease from the $158.1 million at March 31, 2001. Other Borrowed Funds which consist of Federal Funds purchased, and to a lesser extent funds deposit by customers for treasury tax and loan payments, totaled $2.9 million at March 31, 2002, a 43.3% increase from $2.0 million at March 31, 2001.

Total equity was $55.0 million, or 10.4% of total assets at March 31, 2002, an increase of $1.3 million, or 2.4%, from the $53.8 million, or 10.9% of total assets at March 31, 2001. The change in equity was the result of the net income for the period and a reduction in certain stock benefit plans, offset by the net increase of 117,002 shares of treasury stock at a net cost of $4.3 million, the payment of dividends and a decrease in other comprehensive income. The Company's book value per share at March 31, 2002 was $35.65, compared to $32.77 at March 31, 2001, an increase of $2.88, or 8.8%.

Comparison of Operating Results for the Years Ended March 31, 2002 and 2001

General

Net income for the fiscal year ended March 31, 2002 totaled $5.6 million, or $3.58 basic and $3.36 fully diluted earnings per share, compared to $3.6 million, or $2.08 basic and $2.02 fully diluted earnings per share for the fiscal year ended March 31, 2001. This represents an increase of 56.0% in net income and a 72.1% and 66.3% increase in basic and fully diluted earnings per share, respectively, over the last fiscal year. The net income for the fiscal year ended March 31, 2002 represents a return on average assets of 1.11% and a return on average equity of 10.50%, compared to 0.75% and 6.74% for the last fiscal year.

Interest and Dividend Income

Interest and dividend income for the fiscal year ended March 31, 2002 was $38.0 million, compared to $37.2 million for the year ended March 31, 2001, an increase of $829,000, or 2.2%. The increase in interest and dividend income was a result of an increase in the average balance of interest earning assets. The average balance of interest-earning assets increased from $451.9 million for fiscal year 2001 to $474.9 million for fiscal year 2002, an increase of $23.0 million, or 5.1%.

The increase in the average balance of interest-earning assets was primarily a result of an increase in the average balance of loans, net, of $22.0 million, or 5.4%. The yield on average interest-earning assets decreased 23 basis points to 8.01%, due to the lower interest rate environment.

Interest Expense

Interest expense for the fiscal year ended March 31, 2002 was $17.7 million, compared to $21.2 million for the year ended March 31, 2001, a decrease of $3.5 million, or 16.3%. The decrease in interest expense was due in part to the lower interest rate environment and shift in the deposit mix to core accounts and less certificate of deposit accounts, which resulted in a decrease in the cost of interest-bearing liabilities from 5.17% to 4.14%. The decrease in the cost of interest-bearing liabilities was offset by an increase in the average balance of interest-bearing liabilities from $410.0 million for fiscal year 2001 to $428.8 million, an increase of $18.7 million, or 4.6%. The increase in the average balance of interest-bearing liabilities was primarily a result of an increase in the average balance of interest-bearing deposit accounts totaling $32.6 million, or 13.0%, offset by a decrease in the average balance of borrowed funds totaling $13.9 million, or 8.8%.

Provision for Loan Losses

The provision for loan losses was $312,000 for the fiscal year ended March 31, 2002, compared to $460,000 for the fiscal year ended March 31, 2001. The lower level of the reserve provision for the fiscal year ended March 31, 2002 was a direct result of the slower growth in the loan portfolio, the reduction in the level of non-performing loans, offset by the increased level of multi-family and commercial real estate loans, which generally bear a higher risk than single family residential lending. Management believes that the provision for loan losses and the allowance for loan losses are currently reasonable and adequate to cover any losses reasonably expected in the existing loan portfolio.

While management estimates loan losses using the best available information, no assurances can be given that future additions to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans and other factors, both within and outside of management's control. Additionally, with the expectation of the Bank to grow its existing loan portfolio, future additions to the allowance may be necessary to maintain adequate coverage ratios.

Other Income

For the fiscal year end March 31, 2002, noninterest income, net of gains and losses on investment activities, totaled $1.4 million, compared to $1.1 million for the same period last year, an increase of $252,000, or 22.5%. The increase was primarily a result of the increased number of loans sold and the gain on the sale of those loans, the sale of other assets, fees on loans and deposit accounts and income received from alternative investment services offered by the Bank. During the twelve-month period ended March 31, 2002, the Company recognized a gain of $193,000 compared to a loss of $64,000 for the year ended March 31, 2001, from the sale of various equity security investments. In addition, the Company recognized losses on trading securities for the years ended March 31, 2002 and 2001 of $103,000 and $224,000, respectively, which represents the change in the market value of the assets supporting certain employee benefit plans.

Other Expense

Total noninterest expense was $12.1 million for the twelve months ended March 31, 2002, compared to $10.5 million for the same period last year, an increase of $1.6 million, or 15.5%. Total salaries and benefits increased $1.1 million, or 16.0%, primarily the result of a general increase in salaries and benefits from annual salary increases, increased staffing levels and the increased cost of certain employee benefit plans due to the increase in the Company's stock price. Occupancy and equipment expense increased $107,000, or 7.1%. This increase was the result of the increased level of depreciation on improvements associated with the added space for the retail and administrative areas of the Bank and an increase in utility and maintenance costs associated with the Bank's facilities. Advertising expense totaled $555,000 compared to $479,000 for the same period last year, an increase of $76,000, or 15.9%, primarily as a result of the promotion and introduction of new deposit products and retail services.

Data processing costs increased $92,000, or 26.0%, due to the increased level of deposits and new products and services being offered. Other expenses, increased $299,000, or 19.3%, primarily a result of increases in professional services, education and training expense as well as an increase in postage and telecommunication expenses from the higher level of deposit and loan accounts serviced by the Bank.

Income Taxes

For the twelve months ended March 31, 2002 income taxes of $3.7 million were provided on net income before tax of $9.4 million for an effective rate of 39.9%, compared to $2.3 million on income before taxes of $5.9 million for an effective rate of 39.2%, for the same period last year. The change in effective tax rates from year to year was a result of the increase in the non-deductible expense portion associated with the Bank's ESOP plan.

Comparison of Operating Results for the Years Ended March 31, 2001 and 2000

General

Net income for the fiscal year ended March 31, 2001 totaled $3.6 million, or $2.08 basic and $2.02 fully diluted earnings per share, compared to $2.8 million, or $1.34 basic and fully diluted earnings per share for the fiscal year ended March 31, 2000. This represents an increase of 31.1% in net income and a 55.2% and 50.8% increase in basic and fully diluted earnings per share, over the last fiscal year. The net income for the fiscal year ended March 31, 2001 represents a return on average assets of 0.75% and a return on average equity of 6.74%, compared to 0.65% and 4.82% for the fiscal year 2000, respectively.

Interest and Dividend Income

Interest and dividend income for the fiscal year ended March 31, 2001 was $37.2 million, compared to $31.0 million for the year ended March 31, 2000, an increase of $6.2 million, or 20.0%. The increase in interest and dividend income was a result of an increase in the average balance of interest earning assets. The average balance of interest-earning assets increased from $402.2 million for fiscal year 2000 to $451.9 million for fiscal year 2001, an increase of $49.7 million, or 12.3%. The increase in the average balance of interest-earning assets was primarily a result of an increase in the average balance of loans, net, of $52.1 million, or 14.6%, offset by a slight decrease in the average balance of investment securities, mortgage-backed securities and Federal funds sold totaling $3.0 million, or 6.6%. The yield on average interest-earning assets increased 54 basis points to 8.24%.

Interest Expense

Interest expense for the fiscal year ended March 31, 2001 was $21.2 million, compared to $16.4 million for the year ended March 31, 2000, an increase of $4.8 million, or 29.3%. The increase in interest expense was primarily due to an increase in the average balance and cost of interest-bearing liabilities. The average balance of interest-bearing liabilities increased from $358.0 million for fiscal year 2000 to $410.0 million, an increase of $52.0 million, or 14.5%. The increase in the average balance of interest-bearing liabilities was primarily a result of an increase in the average balance of interest-bearing deposit accounts totaling $31.7 million, or 14.4%, and an increase in the average balance of borrowed funds totaling $20.4 million, or 14.7%. The cost of average interest-bearing liabilities increased 60 basis points to 5.17%, for the fiscal year ended March 31, 2001.

Provision for Loan Losses

The provision for loan losses was $460,000 for the fiscal year ended March 31, 2001, compared to $875,000 for the fiscal year ended March 31, 2000. The level of the reserve position for the fiscal year ended March 31, 2001 was a direct result of the slower growth in the loan portfolio and the increased level of multi-family and commercial real estate loans, which generally bear a higher risk than single family residential lending.

Other Income

For the fiscal year end March 31, 2001, noninterest income, net of gains and losses on investment activities, totaled $1.1 million, compared to $819,000 for fiscal year 2000, an increase of $302,000, or 36.9%. These changes were primarily a result of tax-advantaged income received on bank owned life insurance policies, fees on loans and deposit accounts and income received from alternative investment services offered by the Bank. During the period the Company also recognized losses of $64,000 from the sale of investment securities. These losses were the result of the sale of various equity securities. The Company then reinvested the funds in interest-earning investments. In addition, the Company recognized gains and losses on trading securities, which represents the change in the market value of the assets supporting certain employee benefit plans.

Other Expense

Total noninterest expense was $10.5 million for the fiscal year ended March 31, 2001, compared to $10.6 million for the fiscal year ended March 31, 2000, a decrease of $145,000, or 1.4%. Total salaries and benefits decreased $266,000, or 3.9%, primarily due to a net reduction in the costs associated with the Company's stock based compensation and employee benefit plans, offset by a general increase in salaries and benefits due to the increased number of employees and the opening of an additional branch location. Occupancy and equipment expense totaled $1.5 million compared to $1.2 million for the same period last year, an increase of $310,000, or 25.9%. This increase was the result of the increased level of depreciation on improvements associated with the added space for the retail and administrative areas of the Bank. Advertising expense totaled $479,000, compared to $538,000 for the same period last year, a decrease of $59,000, or 11.0%, primarily as a result of the promotion and introduction of new deposit products and retail services during the last fiscal year. Data processing costs increased $80,000, or 29.2%, due to the increased level of deposits and new products and services being offered. Other expenses, including professional fees, decreased $210,000, or 11.9%, primarily a result of a reduction in professional service and other production expenses associated with the development of new products and services introduced during last fiscal year.

Income Taxes

For the fiscal year ended March 31, 2001, income taxes of $2.3 million were provided on net income before tax of $5.9 million, for an effective rate of 39.2%, compared to $1.5 million on income before taxes of $4.2 million for an effective rate of 35.0%, for the fiscal year ended March 31, 2000. The change in effective tax rates from year to year is a result of the Bank developing a valuation allowance on the deferred tax asset for the contribution deduction carryover and capital loss carryover.

Average Balances, Interest and Average Yields/Costs.

The following table sets forth certain information relating to the Company for the years ended March 31, 2002, 2001, and 2000. The average yields and costs are derived by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods shown except where noted otherwise. Average balances are derived from average month-end balances. Management does not believe that the use of average monthly balances instead of average daily balances has caused any material differences in the information presented. The yields and costs include fees, which are considered adjustments to yields. Loan interest and yield data does not include any accrued interest from non-accruing loans.

	For the Years Ended March 31,								
	2002			2001			2000		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)								
Assets:									
Interest-earning assets:									
Federal funds sold/FHLB overnight account	$ 1,526	$ 42	2.75%	$ 1,951	$ 113	5.79%	$ 2,032	$ 97	4.77%
Investment securities (1)	27,001	1,865	6.91	22,009	1,587	7.21	23,727	1,406	5.91
Interest earning deposits	769	28	3.64	577	37	6.41	—	—	—
Mortgage-backed and mortgage-related securities	15,021	801	5.33	18,731	1,175	6.27	19,971	1,256	6.29
Loans, net and mortgage loans held-for-sale (2)	430,567	35,313	8.20	408,590	34,308	8.40	356,468	28,214	7.91
Total interest-earning assets	474,884	38,049	8.01	451,858	37,220	8.24	402,198	30,973	7.70
Non-interest-earning assets	33,332			30,197			24,746		
Total assets	$508,216			$482,055			$426,944		
Liabilities and Equity:									
Interest-bearing liabilities:									
NOW accounts	$ 28,590	$ 204	0.71%	$ 24,454	$ 226	0.92%	$ 22,993	$ 256	1.11%
Regular savings accounts	28,051	394	1.40	26,702	535	2.00	25,484	512	2.01
Money market accounts	103,627	3,341	3.22	69,371	3,034	4.37	58,644	2,278	3.88
Certificate accounts	124,009	6,104	4.92	131,111	7,491	5.71	112,798	5,838	5.18
Total interest-bearing deposits	284,277	10,043	3.53	251,638	11,286	4.49	219,919	8,884	4.04
Other borrowings	2,000	70	3.50	3,026	185	6.11	7,035	396	5.63
FHLB advances	142,480	7,621	5.35	155,380	9,714	6.25	131,015	7,075	5.40
Total interest-bearing liabilities	428,757	17,734	4.14	410,044	21,185	5.17	357,969	16,355	4.57
Demand deposits (3)	14,625			8,332			4,212		
Other liabilities	11,176			10,085			7,634		
Total liabilities	454,558			428,461			369,815		
Equity	53,658			53,594			57,129		
Total liabilities and equity	$508,216			$482,055			$426,944		
Net interest income/Net interest rate spread (4)		$20,315	3.87%		$16,035	3.07%		$14,618	3.13%
Net interest margin (5)			4.28%			3.55%			3.63%
Ratio of interest-earning assets to interest-bearing liabilities	110.76%			110.20%			112.36%		

(1) Includes investment securities available-for-sale and held-to-maturity, Co-operative Central Bank Liquidity Fund, and stock in FHLB-Boston.

(2) Amount is net of unearned income, undisbursed proceeds of construction and development loans in process, allowance for loan losses and includes non-accruing loans. The Bank records interest income on non-accruing loans on a cash basis.

(3) Demand deposits primarily represent noninterest-bearing custodial accounts and Treasurers checks issued not yet funded.

(4) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(5) Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis. The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated on a proportional basis between changes in rate and volume.

	Year Ended March 31, 2002 Compared to Year Ended March 31, 2001			Year Ended March 31, 2001 Compared to Year Ended March 31, 2000		
	Increase (Decrease) Due to			Increase (Decrease Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)					
Interest-earning assets:						
Federal funds sold/FHLB overnight account	$(21)	$ (50)	$ (71)	$ (4)	$ 20	$ 16
Investment securities	341	(63)	278	(91)	272	181
Interest-earning deposits	30	(39)	(9)	37	—	37
Mortgage-backed securities	(213)	(161)	(374)	(78)	(3)	(81)
Loans, net, and mortgage loans held-for-sale	1,770	(765)	1,005	4,303	1,791	6,094
Total interest-earning assets	1,907	(1,078)	829	4,167	2,080	6,247
Interest-bearing liabilities:						
NOW accounts	67	(89)	(22)	18	(48)	(30)
Regular savings accounts	29	(170)	(141)	24	(1)	23
Money market accounts	656	(349)	307	448	308	756
Certificate accounts	(390)	(997)	(1,387)	1,008	645	1,653
Total deposits	362	(1,605)	(1,243)	1,498	904	2,402
Other Borrowings	(51)	(64)	(115)	(249)	38	(211)
FHLB advances	(764)	(1,329)	(2,093)	1,428	1,211	2,639
Total interest-bearing liabilities	(453)	(2,998)	(3,451)	2,677	2,153	4,830
Net change in net interest income	$2,360	$1,920	$4,280	$1,490	$ (73)	$1,417

Liquidity and Capital Resources

The Bank's primary sources of funds are deposits, principal and interest payments on loans, mortgage-backed and investment securities and FHLB advances. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. On March 15, 2001, the OTS eliminated the regulation that requires savings associations to maintain an average daily balance of liquid assets of at least 4% of its liquidity base, based on a percentage of deposits and short-term borrowings. Even though the percentage requirement has been eliminated, the interim rule still requires thrifts to maintain adequate liquidity to assure safe and sound operation. The Bank manages its liquidity position and demands for funding primarily by investing excess funds in short-term investments and utilizing FHLB advances in periods when the Bank's demands for liquidity exceed funding from deposit inflows.

The Bank's most liquid assets are cash and cash equivalents and securities. The levels of these assets are dependent on the Bank's operating, financing, lending and investing activities during any given period. At March 31, 2002, cash and cash equivalents and investment securities totalled $52.3 million, or 9.9% of total assets.

The Bank has other sources of liquidity if a need for additional funds arises, including FHLB advances. At March 31, 2002, the Bank had $137.1 million in advances outstanding from the FHLB and an additional overall borrowing capacity from the FHLB of $63.9 million. Depending on market conditions, the pricing of deposit products and FHLB advances, the Bank may continue to rely on FHLB borrowings to fund asset growth.

At March 31, 2002, the Bank had commitments to fund loans and unused outstanding lines of credit and undisbursed proceeds of construction mortgages totalling $44.6 million. The Bank anticipates that it will have sufficient funds available to meet its current loan origination commitments. Certificate accounts, including IRA and Keogh accounts, which are scheduled to mature in less than one year from March 31, 2002, totaled $88.7 million. The Bank relies on competitive rates, quality customer service and long-standing relationships with customers to retain deposits. Based upon the Bank's historical experience with deposit retention, management believes that, although it is not possible to predict future terms and conditions upon renewal, a significant portion of such deposits will remain with the Bank.

The primary source of funding for the Company is dividend payments from the Bank, and, to a lesser extent, sales and maturities of investment securities and earnings on investments and deposits held by the Company. Dividend payments by the Bank have primarily been used to fund stock repurchase programs. The Bank's ability to pay dividends and other capital distributions to the Company is generally limited by the regulations of the Office of Thrift Supervision.

At March 31, 2002, the Bank exceeded all of its regulatory capital requirements with a tangible capital level of $41.9 million, or 8.0%, of total adjusted assets, which is above the required level of $7.8 million, or 1.5%; core capital of $41.9 million, or 8.0%, of total adjusted assets, which is above the required level of $20.9 million, or 4.0%; and risk-based capital of $47.1 million, or 11.7%, of risk-weighted assets, which is above the required level of $32.1 million, or 8.0%.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and Notes thereto presented elsewhere in this Form 10-K have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results generally in terms of historical dollar amounts without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Impact of New Accounting Standards

In June 1998, FASB issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

Under this Statement, an entity that elects to apply hedge accounting is required to establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. The adoption of this Statement did not have a material impact on the Company's financial position.

FASB has issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. This Statement replaces SFAS No. 125, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, and rescinds SFAS Statement No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statements No. 125." SFAS No. 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

This Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001; however, the disclosure provisions are effective for fiscal years ending after December 15, 2000. The adoption of this Statement did not have a material impact on the Company's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." This Statement addresses financial accounting and reporting for business combinations and supercedes APB Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Pre-acquisition Contingencies of Purchased Enterprises." Under Opinion No. 16, business combinations were accounted for using one of two methods, the pooling-of-interests method or the purchase method. All business combinations are now to be accounted for using the purchase method. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001 and to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

The adoption of SFAS No. 141 will have no immediate effect on the Company's consolidated financial statements since it had no pending business combinations as of March 31, 2002 or as of the date of the issuance of these consolidated financial statements. If the Company consummates business combinations in the future, any such combinations that would have been accounted for by the pooling-of-interests method under Opinion No. 16 will be accounted for under the purchase method and the difference in accounting could have a substantial impact on the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This Statement addresses financial accounting and reporting for required goodwill and other intangible assets and supercedes APB Opinion No. 17, "Intangible Assets." The initial recognition and measurement provisions of SFAS No. 142 apply to intangible assets which are defined as assets (not including financial assets) that lack physical substance. The term "intangible assets" is used in SFAS No. 142 to refer to intangible assets other than goodwill. The accounting for a recognized intangible asset is based on its useful life. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. An intangible asset that is subject to amortization shall be reviewed annually for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

SFAS No. 142 provides that goodwill shall not be amortized. Goodwill is defined as the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. SFAS No. 142 further provides that goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value.

SFAS No. 142 is effective as follows: All of the provisions of SFAS No. 142 shall be applied in fiscal years beginning after December 15, 2001, to all goodwill and intangible assets recognized in an entity's statement of financial position at the beginning of that fiscal year, regardless of when those previously recognized assets were initially recognized. The Company believes that the impact of SFAS No. 142 on its future consolidated financial statements will be immaterial.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Management of Interest Rate Risk and Market Risk Analysis. The principal objective of the Bank's interest rate risk management function is to evaluate the interest rate risk included in certain balance sheet accounts, determine the appropriate level of risk given the Bank's business strategy, operating environment, capital and liquidity requirements and performance objectives and manage the risk consistent with the Board of Directors' approved guidelines. Through such management, the Bank seeks to reduce the vulnerability of its operations to changes in interest rates. The Bank monitors its interest rate risk as such risk relates to its operating strategies. The Bank's Board of Directors has an Asset/Liability Committee which reviews its asset/liability policies and interest rate risk position. Such committee, which meets on a regular basis, reports trends and interest rate risk position to the Board of Directors on a quarterly basis. The extent of the movement of interest rates is an uncertainty that could have a negative impact on the earnings of the Bank.

In recent years, the Bank has primarily utilized the following strategies to manage interest rate risk: (i) emphasizing the origination and purchase of adjustable-rate loans; (ii) investing primarily in short-term U.S. Government securities, mortgage-backed and mortgage-related securities with shorter estimated maturities; (iii) utilizing FHLB advances to better structure the maturities of its interest rate sensitive liabilities; and (iv) to a substantially lesser extent, selling in the secondary market longer-term fixed-rate mortgage loans originated while generally retaining the servicing rights on such loans.

Gap Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a bank's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. At March 31, 2002, the Bank's cumulative one-year interest rate gap (which is the difference between the amount of interest-earning assets maturing or repricing within one year and interest-bearing liabilities maturing or repricing within one year) as a percentage of total assets, was a negative 18.3%, compared to a negative 16.2% at March 31, 2001. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a negative gap position would be in a worse position to invest in higher yielding assets as compared to an institution with a positive gap position which, consequently, may result in the cost of its interest-bearing liabilities increasing at a rate faster than its yield on interest-earning assets than if it had a positive gap. During a period of falling interest rates, an institution with a negative gap position would tend to have its interest-bearing liabilities repricing downward at a faster rate than its interest-earning assets as compared to an institution with a positive gap which, consequently, may tend to positively affect the growth of its net interest income.

The following tables set forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at March 31, 2002 and March 31, 2001, which are anticipated by the Bank, based upon certain assumptions, to reprice or mature in each of the future time periods shown (the "Gap Table"). Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability.

The tables set forth an approximation of the projected repricing of assets and liabilities on the basis of contractual maturities, and scheduled rate adjustments within a one-year period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans. Money Market accounts, regular savings accounts and NOW accounts are assumed to have annual decay rates of 80%, 15% and 5%, respectively. Deposit decay rates can have a significant impact on the Bank's estimated gap. While the Bank believes such assumptions to be reasonable, there can be no assurance that assumed decay rates will approximate future withdrawal activity.

The increase in liability sensitivity from the previous year was directly related to the lower level of interest earning assets re-pricing within one year compared to interest-bearing liabilities within one year. The reduction in the repricing of interest-bearing assets within one-year was related to the increase in three and five-year adjustable loans as well as an increase in fifteen year fixed rate loans. Liability sensitivity was impacted by the extension of interest rate adjustments on Federal Home Loan Bank advances from the one year or less time frame to the one-to-three year time frame, through the use of amortizing advances.

March 31, 2002	1 Year or Less	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years to 15 Years	Greater than 15 Years	Total Amount (1)	Fair Value (2)(3)
Interest-earning assets:							
Short-term investments	$ 6,339	$ —	$ —	$ —	$ —	$ 6,339	$ 6,339
Securities	11,812	497	957	13,332	—	26,598	27,717
Mortgage-backed securities	—	—	—	2,456	4,698	7,154	7,264
Stock in FHLB-Boston	8,455	—	—	—	—	8,455	8,455
Investment in B.O.L.I	8,643	—	—	—	—	8,643	8,643
Loans	106,096	129,477	94,629	114,083	6,502	450,787	449,343
Total interest-earning assets	$141,345	$ 129,974	$95,586	$129,871	$11,200	$507,976	$507,761
Interest-bearing liabilities:							
Money market accounts	$103,145	$ 19,340	$ 6,446	$ —	$ —	$ 128,931	$ 128,931
Regular savings accounts	7,287	9,237	9,237	7,698	—	33,459	30,791
NOW accounts	1,546	3,092	3,092	7,731	15,461	30,922	30,922
Certificate accounts	88,747	22,479	6,137	—	—	117,363	118,079
Other borrowed funds	2,902	—	—	—	—	2,902	2,902
FHLB advances	34,613	32,530	—	70,000	—	137,143	134,140
Total interest-bearing liabilities	$238,240	$86,678	$24,912	$85,429	$15,461	$450,720	$445,765
Interest-earning assets less interest-bearing liabilities	$(96,895)	$43,296	$70,674	$44,442	$ (4,261)	$ 57,256	
Cumulative interest-rate sensitivity gap	$(96,895)	$(53,599)	$17,075	$61,517	$57,256		
Cumulative interest-rate gap as a percentage of total assets	(18.33)%	(10.14)%	3.23%	11.64%	10.83%		
Cumulative interest-rate gap as a percentage of total interest-earning assets	(19.07)%	(10.55)%	3.36%	12.11%	11.27%		
Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities	59.33%	83.50%	104.88%	114.13%	112.70%		

March 31, 2001	1 Year or Less	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years to 15 Years	Greater than 15 Years	Total Amount (1)	Fair Value (2)(3)
Interest-earning assets:							
Short-term investments	$ 114	$ —	$ —	$ —	$ —	$ 114	$ 114
Securities	11,463	496	957	6,091	—	19,007	20,042
Mortgage-backed securities	—	—	—	3,780	10,697	14,477	14,659
Stock in FHLB-Boston	8,455	—	—	—	—	8,455	8,455
Investment in B.O.L.I	8,269	—	—	—	—	8,269	8,269
Loans	140,374	97,049	79,693	97,312	7,166	421,594	418,122
Total interest-earning assets	$168,675	$ 97,545	$80,650	$107,183	$17,863	$471,916	$469,661
Interest-bearing liabilities:							
Money market accounts	$ 62,285	$ 11,678	$ 3,894	$ —	$ —	$ 77,857	$ 77,857
Regular savings accounts	4,205	8,409	8,409	7,008	—	28,031	28,031
NOW accounts	1,507	3,015	3,015	7,536	15,073	30,146	30,146
Certificate accounts	109,379	11,839	2,708	1,582	—	125,508	126,789
Other borrowed funds	2,025	—	—	—	—	2,025	2,025
FHLB advances	68,931	17,638	1,570	70,000	—	158,139	156,439
Total interest-bearing liabilities	$248,332	$ 52,579	$19,596	$86,126	$15,073	$421,706	$421,287
Interest-earning assets less interest-bearing liabilities	$(79,657)	$ 44,966	$61,054	$21,057	$ 2,790	$ 50,210	
Cumulative interest-rate sensitivity gap	$(79,657)	$(34,691)	$26,363	$47,420	$50,210		
Cumulative interest-rate gap as a percentage of total assets	(16.19)%	(7.05)%	5.37%	9.65%	10.21%		
Cumulative interest-rate gap as a percentage of total interest-earning assets	(16.87)%	(7.35)%	5.59%	10.05%	10.64%		
Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities	67.93%	88.48%	108.23%	111.67%	111.91%		

(1) Excludes nonaccrual loans.

(2) Fair value of securities, including mortgage-backed securities, is based on quoted market prices, where available. If quoted market prices are not available, fair value is based on quoted market prices of comparable instruments. Fair value of loans is, depending on the type of loan, based on carrying values or estimates based on discounted cash flow analyses. Fair value of deposit liabilities are either based on carrying amounts or estimates based on a discounted cash flow calculation. Fair values for FHLB advances are estimated using a discounted cash flow analysis that applies interest rates concurrently being offered on advances to a schedule of aggregated expected monthly maturities on FHLB advances.

(3) Fair value of loans includes nonaccrual loans and allowance for loan losses.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react to different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate loans, have features which restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

Item 8. Financial Statements and Supplementary Data.

The Board of Directors and Stockholders
Bay State Bancorp, Inc.
Brookline, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of Bay State Bancorp, Inc. and Subsidiaries as of March 31, 2002 and 2001 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bay State Bancorp, Inc. and Subsidiaries as of March 31, 2002 and 2001 and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
April 19, 2002

BAY STATE BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2002 AND 2001
(In Thousands, Except Per Share Data)

ASSETS	2002	2001
Cash and due from banks	$ 10,209	$ 9,188
Interest bearing deposits	769	797
Short-term investments	6,339	114
Cash and cash equivalents	17,317	10,099
Investments in available-for-sale securities (at fair value)	34,804	34,356
Investments in held-to-maturity securities (fair values of $177 as of March 31, 2002 and $345 as of March 31, 2001)	177	336
Stock in Federal Home Loan Bank of Boston, at cost	8,455	8,455
Loans, net of the allowance for loan losses of $4,535 as of March 31, 2002 and $4,258 as of March 31, 2001	445,547	417,704
Loans held-for-sale	813	--
Premises and equipment, net of depreciation and amortization	3,036	3,222
Investment in bank owned life insurance	8,643	8,269
Accrued interest receivable	3,256	3,268
Deferred tax asset, net	2,675	2,816
Other assets	3,992	3,332
Total assets	$528,715	$491,857

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
Deposits:		
Noninterest-bearing	$ 17,951	$ 11,721
Interest-bearing	310,675	261,542
Total deposits	328,626	273,263
Advances from Federal Home Loan Bank of Boston	137,143	158,139
Other borrowed funds	2,902	2,025
Other liabilities	5,013	4,670
Total liabilities	473,684	438,097
Stockholders' equity:		
Common stock, par value $.01 per share; authorized 11,000,000 shares; issued 2,535,232 shares	25	25
Paid-in capital	49,657	49,275
Retained earnings	28,896	24,382
Accumulated other comprehensive income	448	617
Unearned ESOP shares, 100,742 and 121,024 shares	(2,015)	(2,420)
Treasury stock at cost, 886,691 and 769,689 shares	(21,168)	(16,911)
Unearned shares, stock-based incentive plan, 36,230 and 53,917 shares	(812)	(1,208)
Total stockholders' equity	55,031	53,760
Total liabilities and stockholders' equity	$528,715	$491,857

The accompanying notes are an integral part of these consolidated financial statements.

BAY STATE BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2002, 2001 AND 2000
(In Thousands, Except Per Share Data)

	2002	2001	2000
Interest and dividend income:			
Interest and fees on loans	$35,313	$34,308	$28,214
Interest and dividends on securities:			
Taxable	2,666	2,762	2,662
Other interest	70	150	97
Total interest and dividend income	38,049	37,220	30,973
Interest expense:			
Interest on deposits	10,043	11,286	8,884
Interest on Federal Home Loan Bank advances	7,621	9,714	7,075
Interest on securities sold under agreements to repurchase	--	50	258
Interest on other borrowed funds	70	135	138
Total interest expense	17,734	21,185	16,355
Net interest and dividend income	20,315	16,035	14,618
Provision for loan losses	312	460	875
Net interest and dividend income after provision for loan losses	20,003	15,575	13,743
Other income:			
Other fees and charges	541	493	325
Gain on sale of mortgage loans	125	21	7
Net gain (loss) on trading securities	(103)	(224)	287
Gain (loss) on sales of available-for-sale securities, net	193	(64)	--
Net increase in cash surrender value of life insurance policies	374	381	334
Other income	333	226	153
Total other income	1,463	833	1,106
Other expense:			
Salaries and employee benefits	7,629	6,576	6,842
Occupancy expense	1,054	951	761
Equipment expense	562	558	438
Advertising	555	479	538
Data processing	446	354	274
Professional fees	454	309	626
Other expense	1,394	1,240	1,133
Total other expense	12,094	10,467	10,612
Income before income taxes	9,372	5,941	4,237
Income taxes	3,737	2,329	1,482
Net income	$ 5,635	$ 3,612	$ 2,755
Earnings per share			
Earnings per common share, basic	$ 3.58	$ 2.08	$ 1.34
Earnings per common share, assuming dilution	$ 3.36	$ 2.02	$ 1.34

The accompanying notes are an integral part of these consolidated financial statements.

BAY STATE BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED MARCH 31, 2002, 2001 AND 2000
(In Thousands)

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned ESOP Shares	Treasury Stock	Unearned Shares, Stock-based Incentive Plan	Total
Balance, March 31, 1999	$25	$49,277	$19,463	$ 45	$(3,232)	$(3,107)	$(2,173)	$60,298
Comprehensive income:								
Net income	--	--	2,755	--	--	--	--	--
Net change in unrealized holding gain on available-for-sale securities, net of tax effect	--	--	--	(1,833)	--	--	--	--
Comprehensive income	--	--	--	--	--	--	--	922
Purchase of 452,190 shares of treasury stock	--	--	--	--	--	(8,800)	--	(8,800)
Dividends paid, $.28 per share	--	--	(618)	--	--	--	--	(618)
Reduction in unearned ESOP shares charged to expense	--	--	--	--	406	--	--	406
Depreciation in fair value of unearned ESOP shares credited to expense	--	(10)	--	--	--	--	--	(10)
Issuance of 21,993 stock-based incentive plan shares	--	(60)	--	--	--	--	492	432
Balance, March 31, 2000	25	49,207	21,600	(1,788)	(2,826)	(11,907)	(1,681)	52,630
Comprehensive income:								
Net income	--	--	3,612	--	--	--	--	--
Other comprehensive income	--	--	--	2,405	--	--	--	--
Comprehensive income	--	--	--	--	--	--	--	6,017
Purchase of 190,737 shares of treasury stock	--	--	--	--	--	(5,004)	--	(5,004)
Dividends paid, $.44 per share	--	--	(830)	--	--	--	--	(830)
Reduction in unearned ESOP shares charged to expense	--	--	--	--	406	--	--	406
Appreciation in fair value of unearned ESOP shares debited to expense	--	85	--	--	--	--	--	85
Tax benefit on expense of stock-based incentive plan	--	36	--	--	--	--	--	36
Issuance of 21,159 stock-based incentive plan shares	--	(53)	--	--	--	--	473	420
Balance, March 31, 2001	25	49,275	24,382	617	(2,420)	(16,911)	(1,208)	53,760

BAY STATE BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED MARCH 31, 2002, 2001 AND 2000
(In Thousands)
(continued)

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned ESOP Shares	Treasury Stock	Unearned Shares, Stock-based Incentive Plan	Total
Comprehensive income:								
Net income	--	--	5,635	--	--	--	--	--
Other comprehensive loss	--	--	--	(169)	--	--	--	--
Comprehensive income	--	--	--	--	--	--	--	5,466
Purchase of 144,777 shares of treasury stock	--	--	--	--	--	(4,934)	--	(4,934)
Exercise of 27,775 stock options issued from treasury stock	--	(149)	--	--	--	677	--	528
Dividends paid, $.66 per share	--	--	(1,121)	--	--	--	--	(1,121)
Reduction in unearned ESOP shares charged to expense	--	--	--	--	405	--	--	405
Appreciation in fair value of unearned ESOP shares debited to expense	--	304	--	--	--	--	--	304
Tax benefit on expense of stock-based incentive plan and stock options	--	274	--	--	--	--	--	274
Issuance of 17,687 stock-based incentive plan shares	--	(47)	--	--	--	--	396	349
Balance, March 31, 2002	$25	$49,657	$28,896	$ 448	$(2,015)	$(21,168)	$ (812)	$55,031

Other comprehensive income (loss) and reclassification disclosure for the years ended March 31:

	2002	2001	2000
Net unrealized gains (losses) on available-for-sale securities	$ 214	$3,212	$(2,269)
Reclassification adjustment for realized (gains) losses in net income	(193)	64	--
	21	3,276	(2,269)
Income tax benefit (expense)	(13)	(780)	436
	8	2,496	(1,833)
Minimum SERP liability adjustment	(300)	(154)	--
Income tax benefit	123	63	--
	(177)	(91)	--
Other comprehensive income (loss), net of tax	$(169)	$2,405	$(1,833)

Accumulated other comprehensive income (loss) consists of the following as of March 31:

	2002	2001	2000
Net unrealized gains (losses) on available-for-sale securities, net of taxes	$716	$708	$(1,788)
Minimum pension liability adjustment, net of taxes	(268)	(91)	--
Accumulated other comprehensive income (loss)	$448	$617	$(1,788)

The accompanying notes are an integral part of these consolidated financial statements.

BAY STATE BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2002, 2001 AND 2000
(In Thousands)

	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 5,635	$ 3,612	$ 2,755
Adjustments to reconcile net income to net cash provided by operating activities:			
Appreciation (depreciation) in fair value of ESOP shares released for allocation	304	85	(10)
Reduction in unearned ESOP shares	405	406	406
Earned compensation on stock-based incentive plan	349	420	432
(Gain) loss on sales of available-for-sale securities, net	(193)	64	--
Amortization (accretion) of securities, net	(32)	(50)	(167)
Net change in trading securities	44	155	(909)
Net (increase) decrease in loans held-for-sale	(813)	--	321
Provision for loan losses	312	460	875
Increase (decrease) in unearned income, net	59	46	(42)
Depreciation and amortization	454	435	328
Gain on sales of other real estate owned	--	(12)	--
Net increase in cash surrender value of life insurance policies	(374)	(381)	(334)
(Increase) decrease in accrued interest receivable	12	(798)	(550)
Gain on sale of other assets	(73)	--	--
(Increase) decrease in other assets	(560)	29	321
Deferred tax expense (benefit)	251	278	(647)
Increase in other liabilities	317	53	1,467
Net cash provided by operating activities	6,097	4,802	4,246
Cash flows from investing activities:			
Purchases of available-for-sale securities	(8,593)	(9,415)	(23,626)
Proceeds from maturities of available-for-sale securities	8,194	6,452	14,064
Proceeds from sales of available-for-sale securities	197	3,681	--
Proceeds from maturities of held-to-maturity securities	159	191	427
Purchases of Federal Home Loan Bank of Boston stock	--	(404)	(4,201)
Loan originations and principal collections, net	14,908	(1,114)	(58,087)
Purchases of loans	(43,122)	(24,071)	(31,529)
Capital expenditures	(268)	(583)	(842)
Proceeds from sale of equipment	--	4	--
Proceeds from sales of other real estate owned	--	142	--
Distribution to Rabbi Trust	(163)	(163)	(583)
Investment in bank owned life insurance	--	--	(1,500)
Proceeds from sale of other assets	92	--	--
Net cash used in investing activities	(28,596)	(25,280)	(105,877)

BAY STATE BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2002, 2001 AND 2000
(Continued)

(In Thousands)

	2002	2001	2000
Cash flows from financing activities:			
Net increase in demand deposits, NOW and savings accounts	63,508	21,069	17,341
Net increase (decrease) in certificate accounts	(8,145)	4,850	11,048
Repayment of advances from the Federal Home Loan Bank	(396,235)	(291,034)	(194,498)
Advances from the Federal Home Loan Bank	375,239	301,646	264,906
Net increase (decrease) in securities sold under agreements to repurchase	--	(5,630)	5,630
Net increase (decrease) in other borrowed funds	877	(482)	2,507
Purchases of treasury stock	(4,934)	(5,004)	(8,800)
Dividends paid on common stock	(1,121)	(830)	(618)
Proceeds from issuance of common stock	528	--	--
Net cash provided by financing activities	29,717	24,585	97,516
Net increase (decrease) in cash and cash equivalents	7,218	4,107	(4,115)
Cash and cash equivalents at beginning of period	10,099	5,992	10,107
Cash and cash equivalents at end of period	$ 17,317	$ 10,099	$ 5,992
Supplemental disclosures:			
Interest paid	$17,984	$21,142	$15,929
Income taxes paid	3,709	2,262	1,634
Loans transferred to other real estate owned	--	68	62

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - NATURE OF OPERATIONS

Bay State Bancorp, Inc. (Company) is a Delaware corporation that was organized to become the holding company of Bay State Federal Savings Bank (Bank). The Company's primary purpose is to act as the holding company for the Bank.

The Bank was incorporated in 1920 and is headquartered in Brookline, Massachusetts. The Bank operates its business from six banking offices located in Massachusetts. The reporting entity is Bay State Bancorp, Inc. and its wholly owned subsidiaries, Bay State Funding Corporation and Bay State Federal Savings Bank and the Bank's wholly owned subsidiaries, BSF Service Corporation, Bay State Federal Savings Securities Corporation and Bay Leaf Securities Corporation.

The Company provides a full range of banking services to individual and business customers in eastern Massachusetts. The Company is subject to competition from other financial institutions doing business in eastern Massachusetts.

NOTE 2 - ACCOUNTING POLICIES

The accounting and reporting policies of the Company and its subsidiaries conform to accounting principles generally accepted in the United States of America and predominant practices within the banking industry. The consolidated financial statements were prepared using the accrual basis of accounting. The significant accounting policies are summarized below to assist the reader in better understanding the consolidated financial statements and other data contained herein.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

BASIS OF PRESENTATION:

The accompanying consolidated financial statements include the accounts of Bay State Bancorp, Inc. and its wholly owned subsidiaries Bay State Funding Corporation and Bay State Federal Savings Bank and the Bank's wholly owned subsidiaries, BSF Service Corporation, Bay State Federal Savings Securities Corporation and Bay Leaf Securities Corporation. BSF Service Corporation is a subsidiary which was formed for the purpose of real estate development activities. Bay State Funding Corporation was established to lend funds to the Company sponsored employee stock ownership plan and related trust for the purchase of stock in the initial public offering. Bay State Federal Savings Securities Corporation and Bay Leaf Securities Corporation were established in the fiscal year ended March 31, 2000 to hold securities for the Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, and short-term investments such as Federal Home Loan Bank overnight account, federal funds sold and shares of the Co-operative Central Bank Liquidity Fund and money market mutual funds. Cash and due from banks as of March 31, 2002 and 2001 includes $1,382 and $1,546, respectively which is subject to withdrawal and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank.

SECURITIES:

Investments in debt securities are adjusted for amortization of premiums and accretion of discounts calculated using the interest method. Gains or losses on sales of investment securities are computed on a specific identification basis.

The Company classifies debt and equity securities into one of three categories: available-for-sale, held-to-maturity or trading. This security classification may be modified after acquisition only under certain specified conditions. In general, securities may be classified as held-to-maturity only if the Company has the positive intent and ability to hold them to maturity. Trading securities are defined as those bought and held principally for the purpose of selling them in the near term. All other securities must be classified as available-for-sale.

-- Available-for-sale securities are carried at fair value on the balance sheet. Unrealized holding gains and losses are not included in earnings, but are reported as a net amount (less expected tax) in a separate component of capital until realized.

-- Held-to-maturity securities are measured at amortized cost in the balance sheet. Unrealized holding gains and losses are not included in earnings or in a separate component of capital. They are merely disclosed in the notes to the consolidated financial statements.

-- Trading securities are carried at fair value on the balance sheet. Unrealized holding gains and losses for trading securities are included in earnings.

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

LOANS:

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances reduced by amounts due to borrowers on unadvanced loans, any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

Interest on loans is recognized on a simple interest basis.

Cash receipts of interest income on impaired loans is credited to principal to the extent necessary to eliminate doubt as to the collectibility of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

ALLOWANCE FOR LOAN LOSSES:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

LOANS HELD-FOR-SALE:

Loans held-for-sale are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

PREMISES AND EQUIPMENT:

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Cost and related allowances for depreciation and amortization of premises and equipment retired or otherwise disposed of are removed from the respective accounts with any gain or loss included in income or expense. Depreciation and amortization are calculated principally on the straight-line method over the estimated useful lives of the assets.

BANK-OWNED LIFE INSURANCE:

The Company invested in bank-owned life insurance (BOLI) to help finance the cost of certain employee benefit plan expenses. BOLI represents life insurance on the lives of certain employees through insurance companies. The Company is the beneficiary of the insurance policies. Increases in the cash value of the policies, as well as insurance proceeds received, are recorded in other income, and are not subject to income taxes as long as those policies are not surrendered for the cash value prior to the death of the individual employees.

OTHER REAL ESTATE OWNED AND IN-SUBSTANCE FORECLOSURES:

Other real estate owned includes properties acquired through foreclosure and properties classified as in-substance foreclosures in accordance with Financial Accounting Standards Board Statement No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring." These properties are carried at the lower of cost or estimated fair value less estimated costs to sell. Any writedown from cost to estimated fair value required at the time of foreclosure or classification as in-substance foreclosure is charged to the allowance for loan losses. Expenses incurred in connection with maintaining these assets, subsequent writedowns and gains or losses recognized upon sale are included in other expense.

The Company classifies loans as in-substance repossessed or foreclosed if the Company receives physical possession of the debtor's assets regardless of whether formal foreclosure proceedings take place.

ADVERTISING:

The Company directly expenses costs associated with advertising as they are incurred.

INCOME TAXES:

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

PENSION:

Pension costs are funded as accrued.

FAIR VALUES OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Company disclose estimated fair value for its financial instruments. Fair value methods and assumptions used by the Company in estimating its fair value disclosures are as follows:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Securities (including mortgage-backed securities): Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Loans held-for-sale: Fair values for mortgages held-for-sale are estimated based on outstanding investor commitments, or in the absence of such commitments, are based on current investor yield requirements.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificate accounts are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on certificate accounts.

Federal Home Loan Bank Advances: Fair values for Federal Home Loan Bank advances are estimated using a discounted cash flow technique that applies interest rates currently being offered on advances to a schedule of aggregated expected monthly maturities on Federal Home Loan Bank advances.

Securities sold under agreements to repurchase: The carrying amounts of securities sold under agreements to repurchase approximate their fair values.

Other borrowed funds: Fair values of other borrowed funds are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Off-balance sheet instruments: The fair value of commitments to originate loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments and the unadvanced portion of loans, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

EARNINGS PER SHARE (EPS):

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Unallocated shares held by the ESOP and unissued restricted stock are not included in the weighted average number of common stock for either basic or diluted earnings per share calculations.

RECENT ACCOUNTING PRONOUNCEMENTS:

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for fiscal years beginning after June 15, 2000. This Statement establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts, and requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure them at fair value. If certain conditions are met, an entity may elect to designate a derivative as follows: (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of an unrecognized firm commitment, an available-for-sale security, a foreign currency denominated forecasted transaction, or a net investment in a foreign operation. The Statement generally provides for matching the timing of the recognition of the gain or loss on derivatives designated as hedging instruments with the recognition of the changes in the fair value of the item being hedged. Depending on the type of hedge, such recognition will be in either net income or other comprehensive income. For a derivative not designated as a hedging instrument, changes in fair value will be recognized in net income in the period of change. The adoption of this Statement did not have a material impact on the consolidated financial statements.

FASB has issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This Statement replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and rescinds SFAS Statement No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125". SFAS No. 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001; however, the disclosure provisions are effective for fiscal years ending after December 15, 2000. The adoption of this Statement did not have a material impact on the Company's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations". This Statement addresses financial accounting and reporting for business combinations and supercedes APB Opinion No. 16, "Business Combinations", and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". Under Opinion 16, business combinations were accounted for using one of two methods, the pooling-of-interests method or the purchase method. All business combinations in the scope of SFAS No. 141 are to be accounted for using one method - the purchase method. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001 and to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

The adoption of SFAS No. 141 will have no immediate effect on the Company's consolidated financial statements since it had no pending business combinations as of March 31, 2002 or as of the date of the issuance of these consolidated financial statements. If the Company consummates business combinations in the future, any such combinations that would have been accounted for by the pooling-of-interests method under Opinion 16 will be accounted for under the purchase method and the difference in accounting could have a substantial impact on the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This Statement addresses financial accounting and reporting for required goodwill and other intangible assets and supercedes APB Opinion No. 17, "Intangible Assets". The initial recognition and measurement provisions of SFAS No. 142 apply to intangible assets which are defined as assets (not including financial assets) that lack physical substance. The term "intangible assets" is used in SFAS No. 142 to refer to intangible assets other than goodwill. The accounting for a recognized intangible asset is based on its useful life. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. An intangible asset that is subject to amortization shall be reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of."

SFAS No. 142 provides that goodwill shall not be amortized. Goodwill is defined as the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. SFAS No. 142 further provides that goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value.

SFAS No. 142 is effective as follows:

All of the provisions of SFAS No. 142 shall be applied in fiscal years beginning after December 15, 2001, to all goodwill and intangible assets recognized in an entity's statement of financial position at the beginning of that fiscal year, regardless of when those previously recognized assets were initially recognized.

The Company believes that the impact of SFAS No. 142 on its future consolidated financial statements will be immaterial.

RECLASSIFICATION:

Certain amounts in the prior years have been reclassified to be consistent with the current year's statement presentation.

NOTE 3 - INVESTMENTS IN SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost basis of securities and their approximate fair values are as follows:

	Amortized Cost Basis	Gains In Accumulated Other Comprehensive Income	Losses In Accumulated Other Comprehensive Income	Fair Value
		(In Thousands)		
Available-for-sale securities:				
March 31, 2002:				
Marketable equity securities	$11,184	$1,289	$ 18	$12,455
Mortgage-backed securities	6,977	110	--	7,087
Capital Trust preferred securities	5,069	58	2	5,125
Corporate bonds and notes	6,454	--	214	6,240
Preferred stocks	1,500	--	93	1,407
Trust preferred stock	5,530	109	10	5,629
	36,714	1,566	337	37,943
Money market mutual funds included in cash and cash equivalents	(3,139)	--	--	(3,139)
	$33,575	$1,566	$337	$34,804
March 31, 2001:				
Marketable equity securities	$ 7,610	$1,192	$ 34	$ 8,768
Mortgage-backed securities	14,141	175	2	14,314
Capital Trust preferred securities	2,022	--	49	1,973
Corporate bonds and notes	1,452	--	44	1,408
Preferred stocks	1,500	2	35	1,467
Trust preferred stocks	5,537	40	40	5,537
Government agency securities	1,000	3	--	1,003
	33,262	1,412	204	34,470
Money market mutual funds included in cash and cash equivalents	(114)	--	--	(114)
	$33,148	$1,412	$204	$34,356

	Net Carrying Amount	Gross Unrecognized Holding Gains	Gross Unrecognized Holding Losses	Fair Value
		(In Thousands)		
Held-to-maturity securities:				
March 31, 2002:				
Mortgage-backed securities	$ 177	$ --	$ --	$ 177
March 31, 2001:				
Mortgage-backed securities	$ 336	$ 9	$ --	$ 345

The scheduled maturities of debt securities were as follows as of March 31, 2002:

	Available-For-Sale Fair Value	Held-To-Maturity Net Carrying Amount and Fair Value
	(In Thousands)	
Due after five years through ten years	$ 4,950	$ --
Due after ten years	6,415	--
Mortgage-backed securities	7,087	177
	$18,452	$177

As of March 31, 2002 and 2001, securities with carrying amounts totaling $2,433 and $1,003, respectively were pledged to secure treasury tax and loan deposits.

In the year ended March 31, 2002, proceeds from sales of available-for-sale securities amounted to $197. Gross realized gains on those sales amounted to $193. In the year ended March 31, 2001, proceeds from sales of available-for-sale securities amounted to $3,681. Gross realized gains and gross realized losses on those sales amounted to $431 and $495, respectively. In the year ended March 31, 2000 there were no sales of available-for-sale securities.

The tax expense applicable to the net realized gain in the year ended March 31, 2002 amounted to $79. The tax benefit applicable to the net realized loss in the year ended March 31, 2001 amounted to $18.

For information on trading securities, see Note 13.

The aggregate amortized cost basis and fair value of securities of issuers which exceeded 10% of stockholders' equity were as follows as of March 31, 2002:

Issuer	Amortized Cost Basis	Fair Value
	(In Thousands)	
Asset Management Fund	$7,725	$7,708

NOTE 4 - LOANS

Loans consisted of the following as of March 31:

	2002	2001
	(In Thousands)	
Mortgage loans:		
Residential - secured by 1-4 family	$187,801	$205,284
Equity lines	11,939	11,819
Residential - secured by multi-family	102,440	87,040
Construction and development	15,428	11,165
Commercial real estate	117,341	98,566
Total mortgage loans	434,949	413,874
Commercial loans	11,564	3,893
Other loans:		
Loans secured by deposit accounts	230	233
Other consumer loans	3,600	4,164
Total other loans	3,830	4,397
Total principal balance	450,343	422,164
Allowance for loan losses	(4,535)	(4,258)
Unearned income, net	(261)	(202)
	(4,796)	(4,460)
Loans, net	$445,547	$417,704

Certain directors and executive officers of the Company and companies in which they have significant ownership interest were customers of the Bank during the year ended March 31, 2002. Total loans to such persons and their companies amounted to $6,551 as of March 31, 2002. During the year ended March 31, 2002 principal payments and advances totaled $139 and $665, respectively.

Changes in the allowance for loan losses were as follows for the years ended March 31:

	2002	2001	2000
		(In Thousands)	
Balance at beginning of period	$4,258	$3,915	$3,027
Loans charged off	(49)	(129)	(1)
Provision for loan losses	312	460	875
Recoveries of loans previously charged off	14	12	14
Balance at end of period	$4,535	$4,258	$3,915

As of March 31, 2002 and 2001 and in the year ended March 31, 2002, there were no loans which company management identified as impaired. The average recorded investment in impaired loans in the years ending March 31, 2002 and 2001 was zero and $150, respectively.

In the fiscal years ending March 31, 1996 to 2002 the Company sold mortgage loans and retained the servicing rights. The beginning effective fiscal year of SFAS No. 122 for the Company was April 1, 1996 to March 31, 1997. The amount that would be allocated to those rights under SFAS No. 125 is not material and has not been recognized in the consolidated financial statements for the years ended March 31, 2002 and 2001.

NOTE 5 - PREMISES AND EQUIPMENT, NET OF DEPRECIATION AND AMORTIZATION

The following is a summary of premises and equipment as of March 31:

	2002	2001	Estimated Useful Life
	(In Thousands)		
Land	$ 355	$ 355	
Building and improvements	2,066	2,066	25-50 years
Furniture, fixtures and equipment	2,574	2,432	5-10 years
Leasehold improvements	664	601	5-10 years
Construction in progress	90	27	
	5,749	5,481	
Accumulated depreciation and amortization	(2,713)	(2,259)	
	$3,036	$3,222	

NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100 or more as of March 31, 2002 and 2001 was approximately $27,536 and $30,938, respectively.

For time deposits as of March 31, 2002, the scheduled maturities for each of the following five years ended March 31 are:

	(In Thousands)
2003	$ 88,747
2004	16,841
2005	5,638
2006	3,599
2007	2,538
	$117,363

Deposits from related parties held by the Company as of March 31, 2002 and 2001 amounted to $1,734 and $1,112, respectively.

NOTE 7 - FEDERAL HOME LOAN BANK (FHLB) ADVANCES

The Bank is a member of the FHLB of Boston and as such is required to invest in $100 par value stock in the amount of 1% of its outstanding home loans or 5% of its outstanding advances from the FHLB or 1% of 30% of total assets, whichever is highest. When such stock is redeemed, the Company receives from the FHLB an amount equal to the par value of the stock.

Advances consist of funds borrowed from the FHLB.

Maturities of advances from the FHLB are summarized as follows:

Years or years ending March 31	AMOUNT (In Thousands)
2003	$ 48,097
2004	6,261
2005	12,785
After March 31, 2007	70,000
Total	$137,143

As of March 31, 2002, the following advances from the FHLB were redeemable at par at the option of the FHLB:

MATURITY DATE	OPTIONAL REDEMPTION DATE	AMOUNT (In Thousands)
October 29, 2004	April 29, 2002 and quarterly thereafter	$ 5,000
June 21, 2007 through March 21, 2011	April 8, 2002 through June 21, 2002 and quarterly thereafter	70,000

Amortizing advances are being repaid in equal monthly payments and are being amortized from the date of the advance to the maturity date on a direct reduction basis.

Advances are secured by the Company's stock in that institution, its residential real estate mortgage portfolio and the remaining U.S. government and agency obligations not otherwise pledged.

At March 31, 2002, the interest rates on FHLB advances ranged from 1.86% to 7.31%. At March 31, 2002, the weighted average interest rate on FHLB advances was 4.73%.

NOTE 8 - OTHER BORROWED FUNDS

Other borrowed funds consist of federal funds purchased and treasury tax and loan deposits and generally are repaid within one to 120 days from the transaction date.

NOTE 9 - INCOME TAXES

The components of the income tax expense are as follows for the years ended March 31:

	2002	2001	2000
		(In Thousands)	
Current:			
Federal	$2,626	$1,563	$1,655
State	860	488	474
	3,486	2,051	2,129
Deferred:			
Federal	204	68	(456)
State	(33)	23	(191)
	171	91	(647)
Valuation allowance	80	187	--
	251	278	(647)
Total income tax expense	$3,737	$2,329	$1,482

The reasons for the differences between the statutory federal income tax rates and the effective tax rates are summarized as follows for the years ended March 31:

	2002	2001	2000
Federal income tax at statutory rate	34.0%	34.0%	34.0%
Increase (decrease) in tax resulting from:			
Cash surrender value of life insurance	(1.4)	(2.2)	(2.7)
Other	.5	(1.0)	(.7)
Valuation allowance	1.0	3.1	--
State income tax, net of federal income tax benefit	5.8	5.3	4.4
Effective tax rates	39.9%	39.2%	35.0%

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of March 31:

	2002	2001
	(In Thousands)	
Deferred tax assets:		
Allowance for loan losses	$1,833	$1,714
Deferred loan fees	9	11
Contribution carryover	417	690
ESOP expense	124	124
Accrued retirement expense	165	152
Minimum SERP liability adjustment	186	63
Accrued deferred compensation	664	522
Accrued stock-based incentive plan awards	227	307
Other	21	115
Gross deferred tax assets	3,646	3,698
Valuation allowance	(267)	(187)
	3,379	3,511
Deferred tax liabilities		
Depreciation	(191)	(195)
Net unrealized holding gain on available-for-sale securities	(513)	(500)
Gross deferred tax liabilities	(704)	(695)
Net deferred tax assets	$2,675	$2,816

In 1998 the Company established a charitable foundation ("Foundation). The contribution in 1998 of the Company's common stock to the Foundation is tax deductible, subject to a limitation based on 10% of the Company's annual taxable income. The Company, however, is able to carry forward any unused portion of the deduction for five years following the contribution. Upon funding the Foundation, the Company recognized an expense in the full amount of the contribution, offset in part by the corresponding tax deduction.

Based on the Company's historical and current pretax earnings, management believes it is more likely than not that the Company will realize the net deferred tax asset existing as of March 31, 2002 and 2001. Management believes that existing net deductible temporary differences which give rise to the net deferred tax asset will reverse during periods in which the Company generates net taxable income. In addition, gross deductible temporary differences are expected to reverse in periods during which offsetting gross taxable temporary differences are expected to reverse. Factors beyond management's control, such as the general state of the economy and real estate values, can affect future levels of taxable income and no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences.

In prior years, the Bank was allowed a special tax-basis bad debt deduction under certain provisions of the Internal Revenue Code. As a result, retained earnings of the Bank as of March 31, 2002 includes approximately $5,812,000 for which federal and state income taxes have not been provided. If the Bank no longer qualifies as a bank as defined in certain provisions of the Internal Revenue Code, this amount will be subject to recapture in taxable income ratably over six (6) years, subject to a combined federal and state tax rate of approximately 41%.

NOTE 10 - REGULATORY MATTERS

The Company and its subsidiary Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Their capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier 1 capital (as defined) to adjusted total assets (as defined) and Tangible capital (as defined) to Tangible assets (as defined). Management believes, as of March 31, 2002, that the Company and the Bank meets all capital adequacy requirements to which they are subject.

As of March 31, 2002, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 and Tangible capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

	Actual		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provisions:	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollar amounts in Thousands)					
As of March 31, 2002:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$59,400	14.58%	$32,584	≥8.0%	N/A	N/A
Bank	47,073	11.72	32,137	≥8.0	$40,171	≥10.0%
Core Capital (to Adjusted Tangible Assets):						
Consolidated	54,315	10.27	21,147	≥4.0	N/A	N/A
Bank	41,940	8.02	20,923	≥4.0	26,154	≥5.0
Tangible Capital (to Tangible Assets):						
Consolidated	54,315	10.27	N/A	N/A	N/A	N/A
Bank	41,940	8.02	7,846	≥1.5	N/A	N/A
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	54,315	13.34	N/A	N/A	N/A	N/A
Bank	41,940	10.44	N/A	N/A	24,103	≥6.0
As of March 31, 2001:						
Total Capital (to Risk Weighted Assets):						
Consolidated	57,828	16.00	28,912	≥8.0	N/A	N/A
Bank	46,634	13.11	28,460	≥8.0	35,575	≥10.0
Core Capital (to Adjusted Tangible Assets):						
Consolidated	53,143	10.81	19,669	≥4.0	N/A	N/A
Bank	41,823	8.61	19,432	≥4.0	24,291	≥5.0
Tangible Capital (to Tangible Assets):						
Consolidated	53,143	10.81	N/A	N/A	N/A	N/A
Bank	41,823	8.61	7,287	≥1.5	N/A	N/A
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	53,143	14.71	N/A	N/A	N/A	N/A
Bank	41,823	11.76	N/A	N/A	21,345	≥6.0

The Bank may not declare or pay dividends on its stock if such declaration and payment would violate statutory or regulatory requirements.

NOTE 11 - EMPLOYEE BENEFIT PLANS

All eligible officers and employees are included in a noncontributory defined benefit pension plan provided by the Company as a participating employer in the Financial Institutions Retirement Fund (Fund), a multi-employer plan as defined by Statement of Financial Accounting Standards No. 87. Employees are eligible to participate in the Retirement Plan after the completion of 12 consecutive months of employment with the Company and the attainment of age 21. Contributions are based on individual employers' experience. The Company contributed $326 and $206 to the plan during the years ended March 31, 2002 and 2001, respectively.

The Company sponsors a defined contribution plan, the Financial Institutions Thrift Plan (Thrift Plan), covering substantially all of its employees. Employees are eligible to participate in the Thrift Plan upon the completion of 12 months of continuous employment with the Company (during which period they complete at least 1,000 hours of service) and the attainment of age 21. Thrift Plan contributions made by the Company were $68, $67 and $58 for the years ended March 31, 2002, 2001 and 2000, respectively.

The Company has a deferred compensation benefit equalization plan (BEP Plan) for officers and employees designated by management. During the year ended March 31, 2001 the BEP Plan was modified. The BEP Plan is now subject to SFAS No. 87 and SFAS No. 132 and therefore, the following disclosures are presented for the years ended March 31:

	2002	2001
	(Dollar amounts in Thousands)	
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 2,631	$ 2,358
Service cost	94	96
Interest cost	186	177
Amortization of unrecognized prior service cost	(209)	--
Change in unrecognized net loss	66	--
Benefit obligation at end of year	2,768	2,631
Fair value of plan assets at beginning and end of year	0	0
Funded status	(2,768)	(2,631)
Unrecognized net loss	842	896
Additional minimum liability	(453)	(153)
Net amount recognized	$(2,379)	$(1,888)
Amounts recognized in the balance sheet consist of:		
Accrued pension cost	$(1,926)	$(1,734)
Accumulated other comprehensive income	(453)	(154)
Net amount recognized	$(2,379)	$(1,888)
Weighted average assumption as of March 31		
Discount rate	7.50%	7.50%
Rate of compensation increase	5.50%	5.50%
Components of net periodic (benefit) cost:		
Service cost	$ 94	$ 96
Interest cost	186	177
Amortization of unrecognized loss	119	110
Amortization of unrecognized prior service cost	(209)	--
Effect of modification of plan	--	(523)
Net periodic pension (benefit) cost	$ 190	$ (140)

In the years ended March 31, 2002, 2001 and 2000 the Company distributed $163, $163 and $583, respectively to a Rabbi Trust in connection with the deferred compensation benefit equalization plan. This asset has been included in the Company's balance sheets as of March 31, 2002 and 2001 under other assets. The investment is included in assets because it is available to the general creditors of the Company in the event of the Company's insolvency.

The investment in the Rabbi Trust as of March 31, 2002 and 2001 consisted of cash surrender value of life insurance and mutual funds classified as trading securities and is included in other assets. The investment as of March 31, 2002 and 2001 was carried at its fair value of $2,176 and $2,100, respectively which includes net unrealized holding losses of $2 and $206, respectively.

NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases space for three branches, two administrative offices and equipment which expire between 2002 and 2009. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of March 31, 2002:

Year ended March 31,	(In Thousands)
2003	$ 594
2004	568
2005	463
2006	346
2007	310
Thereafter	132
Total minimum lease payments	$2,413

The rental expense for all operating leases for the years ended March 31, 2002, 2001 and 2000 was $685, $650 and $500, respectively.

NOTE 13 - FINANCIAL INSTRUMENTS

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, standby letters of credit and unadvanced funds on loans. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include secured interests in mortgages, accounts receivable, inventory, property, plant and equipment and income-producing properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The estimated fair values of the Company's financial instruments, all of which are held or issued for purposes other than trading, are as follows as of March 31:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Financial assets:				
Cash and cash equivalents	$ 17,317	$ 17,317	$ 10,099	$ 10,099
Trading securities	1,910	1,910	1,954	1,954
Available-for-sale securities	34,804	34,804	34,356	34,356
Held-to-maturity securities	177	177	336	345
Stock in Federal Home Loan Bank of Boston	8,455	8,455	8,455	8,455
Loans, net	445,547	448,527	417,704	418,122
Loans held-for-sale	813	816	--	--
Accrued interest receivable	3,256	3,256	3,268	3,268
Financial liabilities:				
Deposits	328,626	329,341	273,263	274,545
Federal Home Loan Bank advances	137,143	134,140	158,139	156,439
Other borrowed funds	2,902	2,902	2,025	2,025

The carrying amounts of financial instruments shown in the above tables are included in the consolidated balance sheets under the indicated captions except that trading securities are included in other assets. Accounting policies related to financial instruments are described in Note 2.

Notional amounts of financial instrument liabilities with off-balance sheet credit risk are as follows as of March 31:

	2002	2001
	Notional Amount	Notional Amount
	(In Thousands)	
Commitments to originate loans	$16,189	$14,425
Unadvanced funds on loans:		
Residential loans	707	950
Multi-family loans	2,788	2,459
Equity loans	7,086	5,839
Commercial loans	7,986	4,062
Construction and land development loans	9,594	6,154
Consumer loans	30	6
Standby letters of credit	208	32
	$44,588	$33,927

There is no material difference between the notional amount and the estimated fair value of loan commitments and unadvanced portions of loans.

The Company has no derivative financial instruments subject to the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

NOTE 14 - CONCENTRATIONS OF CREDIT RISK

Most of the Bank's business activity is with customers located within the state. There are no concentrations of credit to borrowers that have similar economic characteristics. The majority of the Bank's loan portfolio is comprised of loans collateralized by real estate located in the Commonwealth of Massachusetts.

NOTE 15 - LIQUIDATION ACCOUNT

At the time of the conversion of the Bank from a federally-chartered mutual savings bank to a federally-chartered capital stock savings bank, the Bank established a liquidation account in an amount equal to its equity as reflected in the latest balance sheet used in the conversion prospectus. The liquidation account is maintained for the benefit of eligible account holders and supplemental eligible account holders who continue to maintain their accounts at the Bank after the conversion. The liquidation account is reduced annually to the extent that eligible account holders and supplemental eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an eligible account holder's or supplemental eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, each eligible account holder and supplemental eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

The balance of the liquidation account was $3,696 and $4,527 as of March 31, 2002 and 2001, respectively.

NOTE 16 - STOCK COMPENSATION PLANS

In July 1999, the stockholders of the Company approved the Bay State Bancorp, Inc. 1999 Stock Option Plan which reserved for grants 120,423 shares of Company stock. To date no stock options have been granted under the 1999 Plan.

The Company's 1998 Stock-Based Incentive Plan (Plan) includes grants of options to purchase Company stock and awards of Company stock. The Company applies APB Opinion 25 and related interpretations in accounting for its Plan. Accordingly, no compensation cost has been recognized for its stock options granted. The compensation cost that has been charged against income for its stock awards was $154, $345 and $842 for the years ended March 31, 2002, 2001 and 2000, respectively. The Company awarded 97,609 shares in the year ended March 31, 1999, with a weighted-average fair value per share of $19.75. Had compensation cost for this plan been determined based on the fair value at the grant and award dates under the plan consistent with the method of FASB Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(Amounts in thousands, except per share data)

		2002	2001	2000
Net income	As reported	$5,635	$3,612	$2,755
	Pro forma	$5,229	$3,210	$2,359
Basic earnings per share	As reported	$3.58	$2.08	$1.34
	Pro forma	$3.32	$1.84	$1.14
Fully diluted earnings per share	As reported	$3.36	$2.02	$1.34
	Pro forma	$3.12	$1.79	$1.14

The number of shares of common stock reserved for grants and awards is 354,932, consisting of 253,523 shares for stock options and 101,409 shares for stock awards. All employees and outside directors of the Company are eligible to receive awards.

The Company determines the exercise price of stock options but such exercise price shall not be less than 100% of the fair market value of the common stock of the Company at the date of the grant. The Company determines the term during which a participant may exercise a stock option, but in no event may a participant exercise a stock option more than ten years from the date of grant. The Company determines the vesting schedule for the stock options.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for stock option grants in the years ended March 31:

	2002	2001	2000
Dividend yield	--	1.90%	--
Expected life	--	10 years	--
Expected volatility	--	29%	--
Risk-free interest rate	--	6.44%	--

A summary of the status of the Company's stock options as of March 31, and changes during the years then ended is presented below:

	2002		2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	253,023	$19.52	230,699	$19.75	242,550	$19.75
Granted	--		23,824	$17.15	--	
Exercised	(27,775)	$19.02	--		--	
Forfeited	--		(1,500)	$16.87	(800)	$19.75
Expired	--		--		(11,051)	$19.75
Outstanding at end of year	225,248	$19.58	253,023	$19.52	230,699	$19.75
Options exercisable at year-end	145,589		107,070		54,418	
Weighted-average fair value of options granted during the year	$ --		$7.14		$ --	

The following table summarizes information about fixed stock options outstanding as of March 31, 2002:

Options Outstanding			Options Exercisable	
Number Outstanding as of 3/31/02	Weighted-Average Remaining Contractual Life	Exercise Price	Number Exercisable as of 3/31/02	Exercise Price
212,248	6.50 years	$19.75	132,589	$19.75
13,000	8.00 years	16.875	13,000	16.875
225,248	6.59 years	$19.58	145,589	$19.49

The Company determines the date on which stock awards granted to a participant vest and any terms or conditions which must be satisfied prior to the vesting of any stock award. The awards vest in installments over five years.

Under the Plan, the Company may make awards of the common stock of the Company contingent upon the satisfaction of any conditions related to the performance of the Company. The common stock may be issued without consideration.

The First Bankers Trust Company is the Trustee for the Bay State Bancorp, Inc. 1998 Stock-Based Incentive Plan, as amended and restated. A summary of purchases of the Company's common stock for issuance of awards under the Plan is as follows for the years ended March 31:

	2002		2001	
	Number of Shares	Cost	Number of Shares	Cost
	(Dollar amounts in Thousands)			
Balance at beginning of year	53,917	$1,208	75,076	$1,681
Vested and distributed	17,687	396	21,159	473
Balance March 31, carried as a negative component of stockholders' equity on the balance sheets	36,230	$ 812	53,917	$1,208

NOTE 17 - EMPLOYEE STOCK OWNERSHIP PLAN

On March 27, 1998 (the Conversion date) the Company adopted the Bay State Federal Savings Bank Employee Stock Ownership Plan (ESOP) that became effective as of April 1, 1997. On March 27, 1998 the ESOP purchased 202,818 shares of the common stock of the Company. To fund the purchases, the ESOP borrowed $4,056 from Bay State Funding Corporation, a subsidiary of the Company. The borrowing is at an interest rate of 8.5% and is to be repaid in ten equal installments of $615 commencing on March 31, 1998 through March 31, 2007. In addition, dividends paid on unreleased shares are used to reduce the principal balance of the loan. The collateral for the borrowing is the common stock of the Company purchased by the ESOP. Contributions by the Company to the ESOP are discretionary, however, the Company intends to make annual contributions to the ESOP in an aggregate amount at least equal to the principal and interest requirements on the debt. The shares of stock of the Company are held in a suspense account until released for allocation among participants. The shares will be released annually from the suspense account and the released shares will be allocated among the participants on the basis of the participant's compensation for the year of allocation. As any shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares and the shares will be outstanding for earnings-per-share purposes. The shares not released are reported as unearned ESOP shares in the stockholders' equity section of the balance sheet. ESOP expense for the years ended March 31, 2002, 2001 and 2000 was $628, $434 and $357, respectively. The ESOP shares as of March 31, were as follows:

	2002	2001	2000
Allocated shares	74,149	57,369	39,596
Shares released for allocation	20,282	20,282	20,282
Unreleased shares	100,742	121,024	141,306
Total ESOP shares	195,173	198,675	201,184
		(In Thousands)	
Fair value of unreleased shares	$4,246	$3,498	$2,376

NOTE 18 - RELATED PARTY TRANSACTIONS

As of March 31, 2002 159,795 shares of the Company's common stock were owned by The Bay State Federal Savings Charitable Foundation (Foundation). The Foundation directors are also officers of, or members of the Board of the Company or the Bank. In the years ended March 31, 2002 and 2001 the Bank collected from the Foundation rent for office space of $8 and $3, respectively. In the years ended March 31, 2002, 2001 and 2000 the Bank provided to the Foundation administrative services at no charge.

The Bank rents office space from a trust and a corporation, of which, the trustee/officer is a director of the Company. Rental payments amounted to $499, $470 and $384 for the years ended March 31, 2002, 2001 and 2000 respectively.

NOTE 19 - EMPLOYMENT AGREEMENTS AND SEVERANCE PLAN

The Bank and the Company entered into employment agreements with its President and Executive Vice President. The employment agreements provide for the continued payment of specified compensation and benefits for specified periods. The agreements also provide for termination by the Company for cause (as defined in the agreements) at any time. The employment agreements provide for the payment, under certain circumstances, of amounts upon termination following a "change in control" as defined in the agreements. The agreements also provide for certain payments in the event of the officers' termination for other than cause and in the case of voluntary termination.

The Bank and the Company entered into change-in-control agreements with certain officers, none of who are covered by an employment agreement. The agreements provide that in the event voluntary or involuntary termination follows a change in control of the Bank or the Company, the officer would be entitled to a severance payment equal to two times or three times (as the case may be) the officers annual compensation.

The Bank's Board of Directors established a severance plan which will provide eligible employees with severance pay benefits in the event of a change in control of the Bank or the Company. Management personnel with employment or change in control agreements are not eligible to participate in the severance plan. The benefit is equal to one-twelfth of annual compensation for each year of service up to a maximum of 199% of annual compensation.

NOTE 20 - EARNINGS PER SHARE

Reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income are as follows:

(Amounts in thousands, except per share amounts)	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Year ended March 31, 2002			
Basic EPS			
Net income and income available to common stockholders	$5,635	1,575	$3.58
Effect of dilutive securities, options		103	
Diluted EPS			
Income available to common stockholders and assumed conversions	$5,635	1,678	$3.36
Year ended March 31, 2001			
Basic EPS			
Net income and income available to common stockholders	$3,612	1,740	$2.08
Effect of dilutive securities, options		49	
Diluted EPS			
Income available to common stockholders and assumed conversions	$3,612	1,789	$2.02
Year ended March 31, 2000			
Basic EPS			
Net income and income available to common stockholders	$2,755	2,063	$1.34
Effect of dilutive securities, options		--	
Diluted EPS			
Income available to common stockholders and assumed conversions	$2,755	2,063	$1.34

NOTE 21 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following financial statements are for Bay State Bancorp, Inc. (Parent Company Only) and should be read in conjunction with the consolidated financial statements of Bay State Bancorp, Inc. and Subsidiaries.

BAY STATE BANCORP, INC.
(Parent Company Only)

Balance Sheets

March 31, 2002 and 2001

(Dollars in Thousands)

ASSETS	2002	2001
Cash or deposit with Bay State Federal Savings Bank	$ 3,487	$ 1,773
Investments in available-for-sale securities (at fair value)	5,462	5,110
Investment in subsidiary, Bay State Federal Savings Bank	42,741	42,631
Investment in subsidiary, Bay State Funding Corp.	2,758	3,136
Accrued interest receivable	183	189
Deferred tax asset, net	444	799
Other assets, net	282	205
Total assets	$55,357	$53,843
LIABILITIES AND STOCKHOLDERS' EQUITY		
Other liabilities	$ 332	$ 85
Stockholders' equity	55,025	53,758
Total liabilities and stockholders' equity	$55,357	$53,843

BAY STATE BANCORP, INC.
(Parent Company Only)

Statements of Income

For the years ended March 31, 2002, 2001 and 2000

(Dollars in Thousands)

	2002	2001	2000
Income:			
Dividends from Bay State Federal Savings Bank	$6,000	$3,999	$1,928
Other interest and dividend income	547	435	522
Total income	6,547	4,434	2,450
Expenses:			
Loss on sale of securities to subsidiary	--	--	280
Loss on sales of securities to third parties	--	400	--
Other expense	371	376	381
Total expenses	371	776	661
Income before income tax (benefit) expense and equity in undistributed net income (loss) of subsidiaries	6,176	3,658	1,789
Income tax (benefit) expense	73	(121)	(69)
Income before equity in undistributed net income (loss) of subsidiaries	6,103	3,779	1,858
Equity in undistributed net income (loss) of subsidiaries	(461)	(161)	713
Net income	$5,642	$3,618	$2,571

BAY STATE BANCORP, INC.
(Parent Company Only)

Statements of Cash Flows

For the years ended March 31, 2002, 2001 and 2000

(Dollars in Thousands)

	2002	2001	2000
Cash flows from operating activities:			
Net income	$5,642	$3,618	$2,571
Adjustments to reconcile net income to net cash provided by operating activities:			
Earned compensation on stock-based incentive plan	349	420	432
Increase in taxes receivable	--	(23)	(29)
Deferred tax expense	292	168	94
(Increase) decrease in prepaid expenses and other assets	(77)	40	(3)
Increase (decrease) in accrued expenses	247	60	(31)
Loss on sales of securities to third parties	--	400	--
Loss on sale of securities to subsidiary	--	--	280
Amortization of securities, net of accretion	6	6	6
(Increase) decrease in accrued interest receivable	6	(158)	62
Undistributed net (income) loss of subsidiaries	461	161	(713)
Net cash provided by operating activities	6,926	4,692	2,669
Cash flows from investing activities:			
Return of investment, Bay State Funding Corp.	515	415	--
Purchases of available-for-sale securities	(200)	(3,041)	--
Proceeds from sales of available-for-sale securities	--	3,334	2,216
Proceeds from maturities of available-for-sale securities	--	--	750
Net cash used in investing activities	315	708	2,966
Cash flows from financing activities:			
Dividends paid on common stock	(1,121)	(830)	(618)
Proceeds from issuance of common stock	528	--	--
Purchases of treasury stock	(4,934)	(5,004)	(8,800)
Net cash used in financing activities	(5,527)	(5,834)	(9,418)
Net increase (decrease) in cash and cash equivalents	1,714	(434)	(3,783)
Cash and cash equivalents at beginning of period	1,773	2,207	5,990
Cash and cash equivalents at end of period	$3,487	$1,773	$2,207

NOTE 22 - QUARTERLY DATA (UNAUDITED)

BAY STATE BANCORP, INC. AND SUBSIDIARIES

	Year Ended March 31, 2002			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In Thousands, Except Per Share Data)			
Interest and dividend income	$9,487	$9,532	$9,471	$9,559
Interest expense	3,704	4,181	4,773	5,076
Net interest and dividend income	5,783	5,351	4,698	4,483
Provision for loan losses	50	125	75	62
Net interest and dividend income after provision for loan losses	5,733	5,226	4,623	4,421
Noninterest income	411	371	299	382
Noninterest expense	3,170	3,215	2,821	2,888
Income before income taxes	2,974	2,382	2,101	1,915
Provision for income taxes	1,203	959	826	749
Net income	$1,771	$1,423	$1,275	$1,166
Earnings per common share:				
Basic	$ 1.16	$ 0.93	$ 0.79	$ 0.71
Assuming dilution	$ 1.08	$ 0.87	$ 0.75	$ 0.68

	Year Ended March 31, 2001			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In Thousands, Except Per Share Data)			
Interest and dividend income	$9,631	$9,603	$9,225	$8,761
Interest expense	5,314	5,558	5,381	4,932
Net interest and dividend income	4,317	4,045	3,844	3,829
Provision for loan losses	85	60	150	165
Net interest and dividend income after provision for loan losses	4,232	3,985	3,694	3,664
Noninterest income	186	44	411	192
Noninterest expense	2,568	2,534	2,739	2,626
Income before income taxes	1,850	1,495	1,366	1,230
Income tax expense	842	554	510	423
Net income	$1,008	$ 941	$ 856	$ 807
Earnings per common share:				
Basic	$ 0.61	$ 0.55	$ 0.48	$ 0.45
Assuming dilution	$ 0.58	$ 0.53	$ 0.47	$ 0.45

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.

None.

PART III

Item 10. Directors and Executive Officers of the Registrant.

The information relating to Directors and Executive Officers of the Registrant is incorporated herein by reference to the section captioned "Proposal 1-Election of Directors" in the Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on July 24, 2002. Reference is made to the cover page of this report and to the section captioned "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for information regarding compliance with Section 16(a) of the Exchange Act.

Item 11. Executive Compensation.

The information relating to Directors' and executive compensation is incorporated herein by reference to the section captioned "Proposal 1-Election of Directors – Directors Compensation" and "Executive Compensation" in the Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on July 24, 2002.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information relating to security ownership of certain beneficial owners and management is incorporated herein by reference to the section captioned "Stock Ownership" in the Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on July 24, 2002.

Equity Compensation Plan Information:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	225,248	$19.58	120,423

The Company does not maintain any equity compensation plans that have not been approved by security holders.

Item 13. Certain Relationships and Related Transactions.

The information relating to certain relationships and related transactions is incorporated herein by reference to the section captioned "Transactions with Management" in the Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on July 24, 2002.

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a) The following documents are filed as a part of this report:

(1) Consolidated Financial Statements of the Company and its subsidiaries are filed as a part of this Form 10-K, under Item 8.

- Independent Auditors' Report
- Consolidated Balance Sheets as of March 31, 2002 and 2001
- Consolidated Statements of Income for the Years Ended March 31, 2002, 2001 and 2000
- Consolidated Statements of Changes in Stockholders' Equity for the Years Ended March 31, 2002, 2001 and 2000
- Consolidated Statements of Cash Flows for the Years Ended March 31, 2002, 2001 and 2000

(2) Financial Statement Schedules

Financial Statement Schedules have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or notes thereto.

(b) Reports on Form 8-K filed during the last quarter of fiscal 2002.

None.

(c) Exhibits required by Securities and Exchange Commission Regulation S-K:

3.1 Certificate of Incorporation of Bay State Bancorp, Inc. (1)
3.2 Amended and Restated Bylaws of Bay State Bancorp, Inc. (2)
4.0 Draft Stock Certificate of Bay State Bancorp, Inc. (1)
10.1 Employment Agreement between Bay State Bancorp, Inc. and John F. Murphy (3)
10.2 Employment Agreement between Bay State Federal Savings Bank and John F. Murphy (4)
10.3 Employment Agreement between Bay State Bancorp, Inc. and Denise M. Renaghan (3)
10.4 Employment Agreement between Bay State Federal Savings Bank and Denise M. Renaghan (4)
10.5 Change in Control Agreement between Bay State Bancorp, Inc. and Michael O. Gilles (4)
10.6 Change in Control Agreement between Bay State Federal Savings Bank and Michael O. Gilles (4)
10.7 Change in Control Agreement between Bay State Federal Savings Bank and Philip R. McNulty (4)
10.8 Form of Bay State Federal Savings Bank Management Supplemental Executive Retirement Plan (1)
10.9 Form of Bay State Federal Savings Bank Retirement Benefit Equalization Plan (1)
10.10 Bay State Bancorp, Inc. 1999 Option Plan (5)
10.11 Bay State Bancorp, Inc. 1998 Stock-Based Incentive Plan (as amended and restated) (5)
11.0 Computation of earnings per share is incorporated herein by reference to Note 20 of the Financial Statements
21.0 Subsidiary information is incorporated herein by reference to "Item 1. Business—General"
23.0 Consent of Shatswell, MacLeod & Company, P.C.

---

(1) Incorporated by reference into this document from the Exhibits to Form SB-2, Registration Statement, and any amendments thereto, Registration No. 333-40115

(2) Incorporated by reference into this document from the Exhibits to Form 10-QSB as filed with the Securities and Exchange Commission on February 12, 1999.

(3) Incorporated by reference into this document from the Exhibits to Form 10-K or filed with the Securities and Exchange Commissions on June 12, 2000.

(4) Incorporated by reference into this document from the Exhibits to Form 10-KSB as filed with the Securities Exchange Commission on June 14, 1999.

(5) Incorporated by reference into this document from the Appendix to the Proxy Statement for the Annual Meeting of Shareholders held on July 22, 1999, as filed with the Securities and Exchange Commission on June 14, 1999.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAY STATE BANCORP, INC.

By: /s/ John F. Murphy
John F. Murphy
President and Chief Executive Officer
Treasurer and Chairman of the Board

DATED: June 14, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ John F. Murphy John F. Murphy	President, Chief Executive Officer, Treasurer and Chairman of the Board (Principal Executive Officer)	June 14, 2002
/s/ Denise M. Renaghan Denise M. Renaghan	Executive Vice President, Chief Operating Officer and Director	June 14, 2002
/s/ Michael O. Gilles Michael O. Gilles	Chief Financial Officer (Principal Accounting and Financial Officer)	June 14, 2002
/s/ Robert B. Cleary Robert B. Cleary	Director	June 14, 2002
/s/ Leo F. Grace Leo F. Grace	Director	June 14, 2002
/s/ Richard F. Hughes Richard F. Hughes	Director	June 14, 2002
/s/ Richard F. McBride Richard F. McBride	Director	June 14, 2002
/s/ Kent T. Spellman Kent T. Spellman	Director	June 14, 2002

Corporate Information

Bay State Bancorp, Inc.

Directors

John F. Murphy, *Chairman*
Robert B. Cleary
Leo F. Grace
Richard F. Hughes
Richard F. McBride
Denise M. Renaghan
Kent T. Spellman

Corporate Officers

John F. Murphy
Chairman, President & CEO

Denise M. Renaghan
Executive Vice President & COO

Michael O. Gilles
Senior Vice President & CFO

Jill W. Lacy
Corporate Secretary

Barbara L. Olafsson
Assistant Corporate Secretary

Bay State Federal Savings Bank
A Bay State Bancorp, Inc. Company

Directors

John F. Murphy, *Chairman*
Robert B. Cleary
Leo F. Grace
Richard F. Hughes
Richard F. McBride
Denise M. Renaghan
Kent T. Spellman

Bay State Federal Savings Bank

Executive Officers

John F. Murphy
Chairman & CEO

Denise M. Renaghan
President & COO

Senior Vice Presidents

Michael O. Gilles, *CFO*
Philip R. McNulty, *CLO*
Anthony F. Caruso, *Retail*

Vice Presidents

Barry F. Montgomery
Robert F. Moran
Noelle G. Nickerson
Phyllis M. Penta
David S. Tait
William T. Treddin

Corporate Secretary

Jill W. Lacy

Assistant Corporate Secretary

Barbara L. Olafsson

Assistant Vice Presidents

Paul P. Buonopane
Robert E. Crupi, Jr.
Brenda T. Harrington
Gregory D. Hutchins
Elaine P. Joseph
Anna T. Tynan
Donna M. Warner

Assistant Treasurers

Barbara J. Hewitt
Jatinder K. Hoonjan
Angelica P. Mirabito
Rita M. Marinucci
Sebi Ovesian
Kathleen M. Pryor
Gail Snow
Evelyn A. Spears
Antionette R. Spring

Shareholder Information

Annual Meeting

An Annual Meeting of Shareholders will be held on July 24, 2002 at 2:00 p.m. at the Royal Sonesta, 5 Cambridge Parkway, Cambridge, Massachusetts. Notice of the meeting and a proxy card are included with this package to shareholders of record as of May 28, 2002.

Stock Listing

American Stock Exchange (AMEX) under the symbol "BYS"

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(800) 866-1340

Investor Relations

Jill W. Lacy
Corporate Secretary
1309 Beacon Street
Brookline, MA 02446
(617) 739-9555

Independent Certified Public Accountant

Shatswell, MacLeod and Company, P.C.
83 Pine Street
West Peabody, MA 01960

Regulatory Counsel

Muldoon Murphy & Faucette LLP
5101 Wisconsin Avenue, N.W.
Washington, D.C. 20016

Local Counsel

Holland & Knight LLP
10 St. James Street
Boston, MA 02116

Designed by Curran & Connors, Inc. / www.curran-connors.com

Dedication

We offer our success as a tribute

to all the heroes who lost their lives

on September 11, 2001.

We commit our future to those

who lead in their footsteps.

Bay State Bancorp, Inc.

www.baystatefederalbank.com